UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 1 - 3525

AEP RETIREMENT SAVINGS 401(K) PLAN
(Full title of the plan)

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

AEP RETIREMENT SAVINGS 401(K) PLAN
INDEX
December 31, 2025 and 2024

Page Number

Signatures	2

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule
Schedule of Assets (Held at End of Year)	20

Exhibit Index	62
Exhibit 23(1)

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting with Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Finance Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.
AEP Retirement Savings 401(k) Plan
/s/ Matthew Fransen
Matthew Fransen, Senior Vice President and Treasurer
June 25, 2026

Report of Independent Registered Public Accounting Firm

Benefits Finance Committee and Plan Participants
AEP Retirement Savings 401(k) Plan
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the AEP Retirement Savings 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.
We have served as the Plan’s auditor since 2021.
Columbus, Ohio
June 25, 2026

AEP RETIREMENT SAVINGS 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2025 and 2024

	December 31,
	2025	2024
ASSETS
Investments at Fair Value	$5,249,093,358	$4,719,489,317

Investments at Contract Value	393,801,492	445,310,916

Notes Receivable from Participants	69,932,112	67,017,058

Total Assets	5,712,826,962	5,231,817,291

Pending Trades, Net	(3,096,352)	(6,106,165)

Total Liabilities	(3,096,352)	(6,106,165)

NET ASSETS AVAILABLE FOR BENEFITS	$5,709,730,610	$5,225,711,126

See Notes to Financial Statements beginning on page 6.

AEP RETIREMENT SAVINGS 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2025 and 2024

	Years Ended December 31,
	2025	2024
INVESTMENT INCOME
Net Appreciation in Fair Value of Investments	$760,317,913	$622,671,212
Interest and Dividend Income	21,891,838	25,397,228
Total Investment Income	782,209,751	648,068,440

CONTRIBUTIONS
Participants	207,888,939	200,333,063
Employer	83,432,138	81,284,557
Total Contributions	291,321,077	281,617,620

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	5,337,855	4,652,415

DISTRIBUTIONS TO PARTICIPANTS	(588,772,112)	(900,385,835)

ADMINISTRATIVE AND MANAGEMENT FEES
Professional Fees	(485,045)	(494,679)
Investment Advisory and Management Fees	(5,225,642)	(6,116,490)
Other Fees	(366,400)	(352,025)
Total Administrative and Management Fees	(6,077,087)	(6,963,194)

NET INCREASE	484,019,484	26,989,446

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	$5,225,711,126	$5,198,721,680

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$5,709,730,610	$5,225,711,126

See Notes to Financial Statements beginning on page 6.

AEP RETIREMENT SAVINGS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2025 and 2024

1. PLAN DESCRIPTION

The following description of the AEP Retirement Savings 401(k) Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan’s information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

General

The Plan is a defined contribution plan that became effective and commenced operations on January 1, 1978. The Plan covers full-time and part-time employees of the participating subsidiaries of American Electric Power Company, Inc. (AEP or the Company) who are not excluded by the terms of the Plan, such as pursuant to a unionized collective bargaining agreement. American Electric Power Service Corporation (AEPSC) is the plan administrator (Plan Administrator) and plan sponsor (Plan Sponsor). AEPSC is a wholly-owned subsidiary of AEP. The Bank of New York Mellon (BNY) (Trustee) is the primary trustee. Empower Annuity Insurance Company of America (Empower Retirement) is the Plan record keeper. AEPSC appointed Empower Trust Company, LLC as the trustee/custodian for certain cash held on behalf of the Plan pending investment or disbursement.

Contributions

Newly eligible employees are automatically enrolled with a 6% pretax deferral. Such deferrals automatically increase each year by 1% to a maximum of 10%. Employees may opt out of the automatic enrollment or revise their elections after they are notified of their right not to have such pretax deferrals made on their behalf and how their account will be invested in the absence of their making an investment election. Generally, eligible employees participating in the Plan may make contributions (pretax, after-tax or Roth 401(k) contributions) in 1% increments up to 50% of their eligible pay (within Internal Revenue Service (IRS) limits), although pretax and Roth 401(k) amounts are limited to $23,500 for 2025 and $23,000 for 2024. Participants who are age 50 and older are eligible to contribute additional pretax or Roth 401(k) amounts as catch-up contributions. The catch-up contribution limit are subject to certain IRS limitations. An employee who is eligible to participate in the Plan also may roll eligible retirement benefits into the Plan. Effective December 1, 2025 the Plan also allows in-Plan Roth rollover conversions. During the Plan years ended 2025 and 2024, employees rolled in amounts totaling $20,488,612 and $14,050,608, respectively, which are included in participant contributions on the Statements of Changes in Net Assets Available for Benefits. The participating employers contribute to the Plan, on behalf of each participant, an amount equal to 100% of the participant’s non-rollover contributions up to 1% of the participant’s eligible compensation for each payroll period, plus 70% of the participant’s contributions for the next 5% of the participant’s eligible compensation for each payroll period, subject to certain limitations. All contributions that are withheld from a participant’s pay or are made by the participating employers are deposited in the AEP Retirement Savings 401(k) Plan Trust after each pay period. The Plan, in a manner consistent with the requirements under Section 401 of the Internal Revenue Code (IRC), restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan, provided that it is AEPSC’s intent that the Plan include a “qualified automatic contribution arrangement” (as defined in Section 401(k)(13) of the IRC), such that only the after-tax contributions made by such highly compensated participants may be subject to such restrictions.

Notes Receivable from Participants

Participants generally may borrow from their plan accounts a minimum of $1,000 but no more than the lesser of $50,000 or 50% of their account balance. Loan terms range from 12 months to 60 months (or up to 180 months for certain residential loans), or any monthly increment in-between. Interest rates, fixed for the life of the loan, are calculated by adding 1% to the prime rate, as reported in the Wall Street Journal as of the first business day of the calendar month in which the loan is taken. Active employees repay principal and interest payments through payroll deductions.

Participant loans and the accrued interest are collateralized by the account balance, and upon default, the outstanding balance is subject to income taxes and possible tax penalty. No allowance for credit losses has been recorded at December 31, 2025 or 2024.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings and losses and charged with benefit payments and allocations of Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants may transfer the value of their cumulative contributions, in any whole percentage or dollar amount, among investments, and change their investment elections on a daily basis. Participants may change their payroll contribution elections coinciding with the Company’s payroll periods.

Participants may make investments in 1% increments among various unitized funds established by the Plan including index funds, bond funds, growth funds, value funds, target date funds, and a stable value fund. The assets of each of the funds are held in the custody of the Trustee, and record-kept at the participant level by Empower Retirement. As the Plan owns the underlying assets of each of these funds, the financial statements present the underlying investments of these unitized funds. In the absence of a participant-directed investment, contributions are invested in a target date fund based on the participant's date of birth which corresponds to an estimated retirement date.

The AEP Stock Fund is an investment option in the Plan. Participants can elect to have dividends generated from their unitized holdings in the AEP Stock Fund paid out in cash, rather than automatically reinvested in the fund. The dividend payouts are made periodically (at least annually) and are treated as ordinary income to the participants for tax purposes.

In addition to the above, the Plan offers a self-directed brokerage account (SDB) option that allows participants to invest in retail mutual funds, exchange traded funds, equities traded on a national securities exchange (other than AEP Stock), preferred stock traded on a national securities exchange and fixed income securities (other than those issued by an affiliate of the Company).

Vesting and Distribution

Participants are immediately vested in their pretax, after-tax, Roth 401(k) and the Company contributions, including earnings thereon. Certain matching contributions made to participants of the AEP Energy, Inc. 401(k) Retirement Plan may be only partially vested in accordance with existing vesting positions of this plan. Excluding participants’ pretax and Roth 401(k) contributions, profit sharing contributions, and post-2008 Company matching contributions, all participants may make an unlimited number of withdrawals of their interest in the Plan at any time, including their pre-2009 Company matching contributions. Pretax, Roth 401(k) and profit sharing contributions are eligible for withdrawal by participants only after age 59-1/2, or earlier upon hardship (as defined by the Plan), or following termination of employment. Post-2008 Company matching contributions are eligible for withdrawal by participants only after age 59-1/2, or earlier following earlier termination of employment, but not upon hardship.

2. ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on an accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition

Participants direct the investment of their plan accounts among various investment options offered by the Plan. Investments in securities are reported at fair value while fully benefit-responsive investment contracts are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities have been recorded on a trade-date basis. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains or losses on investments bought or sold as well as held throughout the year. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. These amounts are reinvested by the Trustee in the funds that generated such income with the exception of the AEP Stock Fund, which pays or reinvests dividends at the direction of each participant.

Notes Receivable from Participants

Notes Receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are not recorded as distributions until actually distributed based on the terms of the Plan document.

Administrative and Management Fees

Administrative and Management Fees incurred relating to Empower Retirement and BNY during 2025 and 2024 totaled $594,376 and $592,677, respectively. The Plan directly pays for administrative, record keeping and management fees. Fees related to the administration of Notes Receivable from Participants are charged directly to the participant's account and are included in administrative fees. Investment related expenses are included in Investment Advisory and Management Fees.

Distributions to Participants

Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets. The estimates and assumptions used are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from the estimates.

Fair Value Measurements of Assets

The accounting guidance for “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Plan Administrator staff independently monitors valuation policies and procedures and provides members of the Benefits Finance Committee (BFC) and its Investment Subcommittee (IC) various monthly and quarterly reports, regarding compliance with policies and procedures.

The Plan utilizes its Trustee’s external pricing service to estimate the fair value of the underlying investments held in the Plan. The Plan’s investment managers review and validate the prices utilized by the Trustee to determine fair value. The Plan Administrator performs its own valuation testing to verify the fair values of the securities, in part by reviewing audit reports of the Trustee’s operating controls and valuation processes.

Assets in the Plan are classified using the following methods. Equities are classified as Level 1 holdings if they are actively traded on exchanges. Items classified as Level 1 are investments in equity securities, exchange traded funds, certain cash equivalents, such as money market funds, or insured deposit programs and registered investment companies. They are valued based on observable inputs primarily unadjusted quoted prices in active markets for identical assets. Level 2 investments consist of significant other observable inputs other than Level 1 prices, such as quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data. Investments with unobservable valuation inputs are classified as Level 3 investments. Investments classified as “Other” are valued using Net Asset Value (NAV) as a practical expedient. The practical expedient is not used when it is determined to be probable that the investments will sell for an amount different than the reported NAV. Items classified as Other are primarily common/collective trusts and may include certain cash equivalents, such as money market funds or insured deposit programs. These investments do not have a readily determinable fair value or they contain redemption restrictions which may include the right to suspend redemptions under certain circumstances. Redemption restrictions on common/collective trusts may also prevent certain investments from being redeemed at the reporting date for the underlying value. There are no unfunded commitments for investments in common/collective trusts.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, AEPSC has the right to take such actions as will allow contributions to the Plan to be discontinued at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants would be made 100 percent vested in their accounts.

4. INVESTMENT CONTRACTS

The Plan's Managed Income Fund provides a stable value investment option that includes fully benefit-responsive synthetic investment wrap contracts which assure the book value of investments in that fund for Plan participants. The fund’s underlying assets, which are held in a trust, utilize wrap contracts issued by four financial institutions as of December 31, 2025 and 2024. The fund’s underlying investments, a portfolio owned by the Plan, consist primarily of high quality, intermediate term fixed income securities and guaranteed investment contracts. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus credited interest, less participant withdrawals, without regard to changes in the fair value of the investments and securities underlying the fund. The rates for crediting interest are reset periodically based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. The interest crediting rate cannot be less than 0%. Certain events initiated by the Plan Sponsor, such as a plan termination or a plan merger, would limit the ability of the Plan to administer participant-level transactions at contract value or may allow for the termination of the wrap contract at market value, rather than contract value.

The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable as of December 31, 2025 or the date these financial statements are issued.

5. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain transactions involving the Plan and its assets during 2025 and 2024 involved parties in interest with respect to the Plan, but those transactions were not prohibited transactions under ERISA because of the applicability of one or more exemptions. The exempt party-in-interest transactions involving the Plan included the following: (1) BNY has acted as trustee and custodian under the Plan, while Mellon, an affiliate has acted as an investment manager in connection with the index funds held under the Plan's investment options and (2) Empower Trust Company, LLC has been acting as a trustee and custodian under the Plan, while its affiliates have acted as (a) the Plan’s record keeper and (b) investment advisor or investment manager for a number of plan participants with respect to the amounts held in their Plan accounts. Notes receivable from participants held by the Plan are also considered party-in-interest transactions. Certain investments within the self-directed brokerage account are considered party-in-interest transactions.

As of December 31, 2025 and 2024, the Plan held 2,468,439 and 2,754,068 shares, respectively, of common stock of American Electric Power Company, Inc., the parent company of the Plan Sponsor, with a cost basis of $155,820,501 and $165,165,921, respectively. During the year ended December 31, 2025, the Plan acquired 174,947 shares of that common stock with a fair value of $18,839,862 and disposed of 382,880 shares with a fair value of $41,516,019. During the year ended December 31, 2024, the Plan acquired 128,344 shares of that common stock with a fair value of $11,315,945 and disposed of 665,124 shares with a fair value of $39,431,676. During the years ended December 31, 2025 and 2024, the Plan recorded dividend income of $9,650,745 and $11,081,160, respectively, related to its investment in that common stock.

6. FAIR VALUE MEASUREMENTS

For a discussion of fair value accounting and the classification of assets within the fair value hierarchy, see the “Fair Value Measurements of Assets” section of Note 2.

Plan Assets within the Fair Value Hierarchy as of December 31, 2025

	Level 1	Level 2	Level 3	Other	Total
Equities
Corporate Stocks	$455,137,837	$—	$—	$—	$455,137,837
AEP Stock	284,635,701	—	—	—	284,635,701
Subtotal Equities	739,773,538	—	—	—	739,773,538

Common/Collective Trusts
Mellon Capital Small Cap Stock Index Fund (a)	—	—	—	184,851,859	184,851,859
Mellon Capital Mid Cap Stock Index Fund (a)	—	—	—	497,527,654	497,527,654
Mellon Capital Stock Index Fund (a)	—	—	—	1,636,050,967	1,636,050,967
Mellon Capital International Stock Index Fund (a)	—	—	—	808,582,002	808,582,002
Mellon Capital Aggregate Bond Index Fund (a)	—	—	—	563,690,929	563,690,929
Mellon Capital Treasury Inflation-Protected Securities Fund (a)	—	—	—	25,940,172	25,940,172
JPMorgan Strategic Property Fund (a)	—	—	—	100,832,017	100,832,017
Mellon Capital Emerging Markets Stock Index Fund (a)	—	—	—	78,733,000	78,733,000
William Blair Large Cap Growth I (a)	—	—	—	220,689,466	220,689,466
Sands Capital International Growth CIT (a)	—	—	—	25,266,348	25,266,348
MetWest Total Return Bond Fund (a)	—	—	—	65,767,921	65,767,921
William Blair SMID Cap Growth CIT (a)	—	—	—	46,456,678	46,456,678
Conestoga SMID Cap Growth CIT (a)	—	—	—	46,320,299	46,320,299
Subtotal Common/Collective Trusts	—	—	—	4,300,709,312	4,300,709,312

Self-Directed Brokerage Account (a)	149,520,188	—	—	—	149,520,188
Registered Investment Companies	25,678,572	—	—	—	25,678,572
Money Market Fund	33,411,748	—	—	—	33,411,748

Total Assets Reflecting Investments at Fair Value	$948,384,046	$—	$—	$4,300,709,312	$5,249,093,358

(a)Amounts in “Other” column represent investments for which fair value is measured using net asset value per share as practical expedient.

Plan Assets within the Fair Value Hierarchy as of December 31, 2024

	Level 1	Level 2	Level 3	Other	Total
Equities
Corporate Stocks	$554,966,516	$—	$—	$—	$554,966,516
AEP Stock	254,007,692	—	—	—	254,007,692
Subtotal Equities	808,974,208	—	—	—	808,974,208

Common/Collective Trusts
Mellon Capital Small Cap Stock Index Fund (a)	—	—	—	169,951,861	169,951,861
Mellon Capital Mid Cap Stock Index Fund (a)	—	—	—	459,321,305	459,321,305
Mellon Capital Stock Index Fund (a)	—	—	—	1,429,311,150	1,429,311,150
Mellon Capital International Stock Index Fund (a)	—	—	—	690,699,519	690,699,519
Mellon Capital Aggregate Bond Index Fund (a)	—	—	—	511,889,594	511,889,594
Mellon Capital Treasury Inflation-Protected Securities Fund (a)	—	—	—	24,183,840	24,183,840
JPMorgan Strategic Property Fund (a)	—	—	—	84,071,443	84,071,443
Mellon Capital Emerging Markets Stock Index Fund (a)	—	—	—	65,013,298	65,013,298
William Blair Large Cap Growth I (a)	—	—	—	214,753,054	214,753,054
Sands Capital International Growth CIT (a)	—	—	—	22,073,747	22,073,747
MetWest Total Return Bond Fund (a)	—	—	—	59,886,326	59,886,326
Subtotal Common/Collective Trusts	—	—	—	3,731,155,137	3,731,155,137

Self-Directed Brokerage Account (a)	107,255,995	—	—	13,195,992	120,451,987
Registered Investment Companies	22,131,794	—	—	—	22,131,794
Money Market Fund	36,776,191	—	—	—	36,776,191

Total Assets Reflecting Investments at Fair Value	$975,138,188	$—	$—	$3,744,351,129	$4,719,489,317

(a)Amounts in “Other” column represent investments for which fair value is measured using net asset value per share as practical expedient.

The following tables set forth a summary of the Plan's investments measured at Net Asset Value as a practical expedient as of December 31, 2025 and 2024:

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2025

	Fair Value	Redemption Frequency (If currently eligible)	Redemption Notice Period
Mellon Capital Small Cap Stock Index Fund	$184,851,859	Daily	Trade Date + 1
Mellon Capital Mid Cap Stock Index Fund	497,527,654	Daily	Trade Date + 1
Mellon Capital Stock Index Fund	1,636,050,967	Daily	Trade Date + 1
Mellon Capital International Stock Index Fund	808,582,002	Daily	Trade Date + 1
Mellon Capital Aggregate Bond Index Fund	563,690,929	Daily	Trade Date + 1
Mellon Capital Treasury Inflation-Protected Securities Fund	25,940,172	Daily	Trade Date + 1
JPMorgan Strategic Property Fund	100,832,017	Quarterly	30 Days
Mellon Capital Emerging Markets Stock Index Fund	78,733,000	Daily	Trade Date + 1
William Blair Large Cap Growth I	220,689,466	Daily	Trade Date + 1
Sands Capital International Growth CIT	25,266,348	Daily	Trade Date + 1
MetWest Total Return Bond Fund	65,767,921	Daily	Trade Date + 1
William Blair SMID Cap Growth CIT	46,456,678	Daily	Trade Date - 1
Conestoga SMID Cap Growth CIT	46,320,299	Daily	Trade Date + 1
Total Assets	$4,300,709,312

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2024

	Fair Value	Redemption Frequency (If currently eligible)	Redemption Notice Period
Mellon Capital Small Cap Stock Index Fund	$169,951,861	Daily	Trade Date + 1
Mellon Capital Mid Cap Stock Index Fund	459,321,305	Daily	Trade Date + 1
Mellon Capital Stock Index Fund	1,429,311,150	Daily	Trade Date + 1
Mellon Capital International Stock Index Fund	690,699,519	Daily	Trade Date + 1
Mellon Capital Aggregate Bond Index Fund	511,889,594	Daily	Trade Date + 1
Mellon Capital Treasury Inflation-Protected Securities Fund	24,183,840	Daily	Trade Date + 1
JPMorgan Strategic Property Fund	84,071,443	Quarterly	30 Days
Mellon Capital Emerging Markets Stock Index Fund	65,013,298	Daily	Trade Date + 1
William Blair Large Cap Growth I	214,753,054	Daily	Trade Date + 1
Sands Capital International Growth CIT	22,073,747	Daily	Trade Date + 1
MetWest Total Return Bond Fund	59,886,326	Daily	Trade Date + 1
Self-Directed Brokerage Account	13,195,992	Daily	Trade Date + 1
Total Assets	$3,744,351,129

It is the Plan’s policy to record transfers in and transfers out of each level at the end of each reporting period. There have been no transfers between Level 1, Level 2, and Level 3 during the years ended December 31, 2025 and 2024.

7. RISK AND UNCERTAINTIES

The Plan invests in various investment instruments, and investment securities are exposed to various risks, such as interest rate, credit and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

8. FEDERAL INCOME TAX

The IRS has issued a favorable determination letter dated December 8, 2017 with respect to the Plan. A favorable determination letter indicates that, in the opinion of the IRS, the terms of the Plan meet the requirements of Section 401(a) of the IRC, and thereby recognizes the exempt status of the Plan’s trust pursuant to Section 501(a) of the IRC.

The Plan has been amended subsequent to the issuance of that IRS determination letter. Plan management believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan’s trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more than likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9. SUBSEQUENT EVENTS

The Plan evaluated subsequent events from December 31, 2025 through June 25, 2026, the date these financial statements were issued. The Plan is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following tables are reconciliations of participant loans and net assets available for benefits per the financial statements to the Form 5500.

	January 1,
Participant Loans - Schedule H, Part I, Line 1c(8), Column (a)	2025	2024
Beginning Balance per Financial Statements	$67,017,058	$62,856,728
Less: Loans Deemed Distributed with No Post-Default Payments	(6,643,113)	(5,988,759)
Beginning Balance Reported on Form 5500	$60,373,945	$56,867,969

	December 31,
Participant Loans - Schedule H, Part I, Line 1c(8), Column (b)	2025	2024
Ending Balance per Financial Statements	$69,932,112	$67,017,058
Less: Assets and Activity Related to Loans Deemed Distributed with No Post-Default Payments	(6,919,406)	(6,643,113)
Balance Reported on Form 5500	$63,012,706	$60,373,945

	January 1,
Net Assets - Schedule H, Part I, Line 1l, Column (a)	2025	2024
Beginning Balance per Financial Statements	$5,225,711,126	$5,198,721,680
Less: Loans Deemed Distributed with No Post-Default Payments	(6,643,113)	(5,988,759)
Beginning Balance Reported on Form 5500	$5,219,068,013	$5,192,732,921

	December 31,
Net Assets - Schedule H, Part I, Line 1l, Column (b)	2025	2024
Ending Balance per Financial Statements	$5,709,730,610	$5,225,711,126
Less: Assets and Activity Related to Loans Deemed Distributed with No Post-Default Payments	(6,919,406)	(6,643,113)
Balance Reported on Form 5500	$5,702,811,204	$5,219,068,013

	December 31,
Increase (Decrease) in Net Assets - Schedule H, Part II, Line 2k	2025	2024
Per Financial Statements	$484,019,484	$26,989,446
Less: Loans Deemed Distributed	(276,293)	(654,354)
Reported on Form 5500	$483,743,191	$26,335,092

AEP RETIREMENT SAVINGS 401(K) PLAN
Plan #002 EIN #13-4922641
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	Maturity Date	Rate of Interest	Collateral, Par, or Maturity Value	(e) Current Value

	MANAGED INCOME FUND

	MONEY MARKET FUND
	JP Morgan US Government Money Market					$4,064,985
	TOTAL MONEY MARKET FUND					$4,064,985

	U.S. GOVERNMENT SECURITIES
	CES MU2 LLC	FIXED	5/13/2027	1.9940%	$240,834	$237,488
	EXIM Bank of the United States	FIXED	6/30/2027	2.4150%	248,768	245,148
	Fannie Mae Pool	FIXED	11/1/2045	3.5000%	772,754	737,136
	Fannie Mae Pool	FIXED	2/1/2047	3.5000%	56,804	53,919
	Fannie Mae Pool	FIXED	7/1/2056	4.0000%	195,195	183,577
	Fannie Mae Pool	FIXED	8/1/2048	4.5000%	241,061	240,022
	Fannie Mae Pool	FIXED	11/1/2028	1.3900%	320,000	299,499
	Fannie Mae Pool	FIXED	12/1/2051	2.0000%	731,734	601,613
	Fannie Mae Pool	FIXED	1/1/2052	2.5000%	1,198,541	1,034,225
	Fannie Mae Pool	FIXED	12/1/2051	2.0000%	554,815	455,875
	Fannie Mae Pool	FIXED	2/1/2052	2.0000%	1,316,050	1,086,249
	Fannie Mae Pool	FIXED	8/1/2029	4.3700%	810,000	823,774
	Fannie Mae Pool	FIXED	10/1/2029	4.0800%	320,000	320,972
	Fannie Mae Pool	FIXED	11/1/2031	4.1400%	360,000	359,749
	Fannie Mae Pool	FIXED	1/1/2030	4.3000%	60,000	60,839
	Fannie Mae Pool	FIXED	2/1/2030	4.2800%	220,000	222,910
	Fannie Mae Pool	FIXED	1/1/2032	4.6200%	1,030,000	1,049,087
	Fannie Mae Pool	FIXED	12/1/2050	2.5000%	2,454,257	2,126,698
	Fannie Mae Pool	FIXED	1/1/2052	2.5000%	590,887	510,616
	Fannie Mae Pool	FIXED	7/1/2052	4.0000%	1,643,879	1,576,565
	Fannie Mae Pool	FIXED	10/1/2052	5.0000%	2,202,795	2,232,550
	Fannie Mae Pool	FIXED	4/1/2047	3.0000%	432,044	393,869
	Fannie Mae Pool	FIXED	1/1/2035	2.5000%	208,179	198,806
	Fannie Mae Pool	FIXED	12/1/2031	3.5000%	297,444	294,112

Fannie Mae Pool	FIXED	7/1/2047	3.5000%	498,653	472,776
Fannie Mae Pool	FIXED	9/1/2049	3.5000%	197,335	185,327
Fannie Mae Pool	FIXED	1/1/2028	2.5000%	43,295	42,814
Fannie Mae Pool	FIXED	1/1/2046	3.5000%	639,963	609,009
Fannie Mae Pool	FIXED	2/1/2031	3.0000%	233,458	229,867
Fannie Mae Pool	FIXED	8/1/2046	4.0000%	210,309	206,273
Fannie Mae Pool	FIXED	8/1/2056	3.5000%	405,098	373,564
Fannie Mae Pool	FIXED	7/1/2056	4.0000%	855,817	809,118
Fannie Mae Pool	FIXED	2/1/2057	4.0000%	368,921	347,617
Fannie Mae Pool	FIXED	11/1/2040	4.0000%	246,877	244,572
Fannie Mae Pool	FIXED	2/1/2035	2.5000%	45,158	43,308
Fannie Mae Pool	FIXED	4/1/2048	4.0000%	55,686	54,073
Fannie Mae Pool	FIXED	8/1/2047	3.5000%	455,454	432,622
Fannie Mae Pool	FIXED	9/1/2049	3.0000%	161,800	145,767
Fannie Mae Pool	FIXED	12/1/2051	2.0000%	766,113	633,876
Fannie Mae Pool	FIXED	1/1/2029	5.0900%	395,000	408,863
Fannie Mae Pool	FIXED	3/1/2029	4.8800%	923,000	949,836
Fannie Mae Pool	FIXED	10/1/2029	5.2300%	610,000	636,795
Fannie Mae Pool	FIXED	1/1/2030	4.3600%	140,000	142,279
Fannie Mae Pool	FIXED	1/1/2030	4.3400%	230,000	233,569
Fannie Mae Pool	FIXED	5/1/2031	4.8500%	480,000	495,299
Fannie Mae Pool	FIXED	11/1/2030	3.9400%	1,140,000	1,133,408
Fannie Mae Pool	FIXED	12/1/2050	2.5000%	3,519,822	3,050,046
Fannie Mae Pool	FIXED	12/1/2051	2.0000%	1,324,141	1,093,547
Fannie Mae Pool	FIXED	5/1/2052	4.0000%	678,702	653,587
Fannie Mae Pool	FIXED	10/1/2052	4.5000%	997,662	987,134
Fannie Mae Pool	FIXED	3/1/2055	5.5000%	293,109	302,454
Fannie Mae Pool	FLOATING	9/1/2047	6.3700%	10,697	11,186
Fannie Mae Pool	FLOATING	9/1/2047	6.3700%	4,656	4,839
Fannie Mae Pool	FLOATING	10/1/2047	6.3500%	12,419	13,019
Fannie Mae Pool	FIXED	6/1/2056	4.5000%	239,757	233,827
Fannie Mae Pool	FIXED	6/1/2056	4.5000%	480,888	471,375
Fannie Mae Pool	FIXED	9/1/2060	3.0000%	815,683	717,235

Fannie Mae Pool	FIXED	11/1/2046	3.5000%	338,700	321,901
Fannie Mae Pool	FIXED	7/1/2046	3.5000%	256,558	244,072
Fannie Mae Pool	FIXED	3/1/2049	4.0000%	560,613	543,574
Fannie Mae Pool	FIXED	7/1/2049	3.5000%	266,029	249,925
Fannie Mae Pool	FIXED	5/1/2051	4.0000%	1,187,740	1,147,215
Fannie Mae Pool	FIXED	3/1/2051	4.0000%	973,107	941,181
Fannie Mae Pool	FIXED	6/1/2047	4.0000%	317,659	309,761
Fannie Mae Pool	FIXED	10/1/2047	4.0000%	580,128	563,389
Fannie Mae Pool	FIXED	8/1/2056	5.0000%	700,081	708,969
Fannie Mae Pool	FIXED	2/1/2035	2.5000%	35,116	33,677
Fannie Mae Pool	FIXED	2/1/2035	2.5000%	50,248	48,189
Fannie Mae Pool	FIXED	1/1/2051	4.5000%	1,089,946	1,071,109
Fannie Mae Pool	FIXED	10/1/2030	2.8500%	1,005,000	954,672
Fannie Mae Pool	FIXED	4/1/2029	4.4700%	650,000	662,392
Fannie Mae Pool	FIXED	5/1/2031	4.5700%	1,250,000	1,272,212
Fannie Mae Pool	FIXED	7/1/2030	4.6800%	957,137	980,912
Fannie Mae Pool	FIXED	1/1/2030	4.2550%	50,000	50,613
Fannie Mae Pool	FIXED	1/1/2030	4.3200%	300,000	304,425
Fannie Mae Pool	FIXED	1/1/2031	4.4500%	880,000	894,750
Fannie Mae Pool	FIXED	3/1/2030	4.9000%	720,000	743,897
Fannie Mae Pool	FIXED	5/1/2031	4.7300%	540,000	555,592
Fannie Mae Pool	FIXED	12/1/2030	5.2400%	478,245	499,346
Fannie Mae Pool	FIXED	12/1/2030	4.5900%	1,055,000	1,077,918
Fannie Mae Pool	FIXED	6/1/2031	4.2350%	1,145,000	1,152,184
Fannie Mae Pool	FIXED	10/1/2027	3.0000%	12,831	12,780
Fannie Mae Pool	FIXED	11/1/2048	4.5000%	687,986	686,014
Fannie Mae Pool	FIXED	12/1/2049	3.0000%	363,336	328,542
Fannie Mae Pool	FIXED	5/1/2052	3.0000%	636,267	572,248
Fannie Mae Pool	FIXED	5/1/2052	3.5000%	872,868	820,785
Fannie Mae Pool	FIXED	1/1/2041	4.0000%	41,962	41,674
Fannie Mae Pool	FIXED	4/1/2041	4.0000%	315,950	313,001
Fannie Mae Pool	FIXED	12/1/2051	2.0000%	1,563,102	1,293,290
Fannie Mae Pool	FIXED	12/1/2051	2.0000%	325,079	268,186

Fannie Mae Pool	FIXED	12/1/2051	2.5000%	424,462	366,269
Fannie Mae Pool	FIXED	12/1/2051	2.0000%	715,990	590,386
Fannie Mae Pool	FIXED	1/1/2052	2.0000%	382,938	314,712
Fannie Mae Pool	FIXED	1/1/2052	2.5000%	1,956,230	1,692,482
Fannie Mae Pool	FIXED	3/1/2055	5.5000%	160,645	165,687
Fannie Mae Pool	FIXED	5/1/2027	3.0000%	5,521	5,493
Fannie Mae Pool	FLOATING	3/1/2044	6.4810%	74,725	78,083
Fannie Mae Pool	FLOATING	5/1/2047	6.6090%	361,548	378,438
Fannie Mae Pool	FLOATING	4/1/2048	6.6200%	99,072	103,574
Fannie Mae Pool	FLOATING	5/1/2052	3.0750%	626,748	611,135
Fannie Mae Pool	FLOATING	6/1/2052	2.5430%	530,546	510,365
Fannie Mae Pool	FLOATING	9/1/2052	3.4810%	653,630	644,980
Fannie Mae Pool	FLOATING	10/1/2052	4.5700%	449,508	454,120
Fannie Mae Pool	FIXED	1/1/2029	5.0900%	530,000	548,601
Fannie Mae Pool	FIXED	6/1/2026	4.0000%	13,812	13,820
Fannie Mae Pool	FLOATING	6/1/2045	6.3500%	22,583	23,470
Fannie Mae Pool	FLOATING	6/1/2047	6.2810%	227,130	237,625
Fannie Mae Pool	FLOATING	8/1/2052	4.5280%	302,937	305,843
Fannie Mae Pool	FLOATING	12/1/2052	4.8460%	362,421	368,251
Fannie Mae Pool	FIXED	10/1/2028	5.3800%	920,000	958,446
Fannie Mae Pool	FIXED	12/1/2028	5.3300%	640,000	666,755
Fannie Mae Pool	FIXED	12/1/2028	5.1800%	280,000	290,263
Fannie Mae Pool	FIXED	1/1/2030	4.3200%	210,000	213,098
Fannie Mae Pool	FIXED	1/1/2030	4.3400%	160,000	162,482
Fannie Mae Pool	FIXED	1/1/2030	4.3600%	100,000	101,628
Fannie Mae Pool	FIXED	1/1/2030	4.3000%	40,000	40,559
Fannie Mae Pool	FLOATING	8/1/2042	6.4300%	45,945	48,296
Fannie Mae Pool	FIXED	12/1/2031	3.5000%	467,411	462,176
Fannie Mae Pool	FLOATING	6/1/2047	6.3740%	158,190	165,318
Fannie Mae Pool	FLOATING	7/1/2042	6.3710%	83,241	87,421
Fannie Mae Pool	FLOATING	7/1/2045	6.2330%	157,193	164,228
Fannie Mae Pool	FLOATING	7/1/2052	3.5950%	283,064	279,319
Fannie Mae Pool	FLOATING	6/1/2052	3.7790%	582,407	577,696

Fannie Mae Pool	FLOATING	7/1/2052	3.8460%	751,081	746,150
Fannie Mae Pool	FLOATING	8/1/2052	4.0890%	410,898	410,579
Fannie Mae Pool	FLOATING	6/1/2052	2.4710%	455,282	437,630
Fannie Mae Pool	FIXED	3/1/2028	4.7900%	200,000	202,759
Fannie Mae Pool	FIXED	10/1/2028	4.9200%	1,060,000	1,090,747
Fannie Mae Pool	FIXED	1/1/2030	4.2550%	30,000	30,368
Fannie Mae Pool	FIXED	12/1/2029	4.3500%	210,000	212,941
Fannie Mae Pool	FIXED	1/1/2030	4.3250%	320,000	324,188
Fannie Mae Pool	FIXED	12/1/2029	4.5150%	770,000	784,624
Fannie Mae Pool	FIXED	1/1/2030	4.6300%	300,000	307,195
FN 4.28 MultiFam FWD FEB 2025	FIXED	1/1/2030	4.8600%	250,000	258,191
FN 4.28 MultiFam FWD FEB 2025	FIXED	1/1/2030	4.8600%	600,000	619,658
FN 4.34 MultiFam FWD JAN 2025	FIXED	2/1/2030	4.2800%	160,000	162,117
FN 4.34 MultiFam FWD JAN 2025	FIXED	1/1/2033	3.9500%	310,000	302,500
FN 4.62 MultiFam FWD JAN 2025	FIXED	1/1/2033	3.9700%	415,000	405,597
FN 4.63 MultiFam FWD JAN 2025	FIXED	5/1/2049	3.5000%	196,941	185,462
FN 4.86 MultiFam FWD JAN 2025	FIXED	4/1/2047	3.5000%	1,087,122	1,034,988
FN 4.86 MultiFam FWD JAN 2025	FIXED	6/1/2048	4.0000%	764,743	743,673
Freddie Mac Gold Pool	FIXED	9/1/2047	4.0000%	229,636	222,626
Freddie Mac Gold Pool	FIXED	8/1/2048	4.5000%	429,761	428,857
Freddie Mac Gold Pool	FIXED	11/1/2048	4.5000%	537,205	536,741
Freddie Mac Gold Pool	FIXED	10/1/2045	3.5000%	98,690	94,308
Freddie Mac Gold Pool	FIXED	8/1/2046	3.5000%	758,197	720,823
Freddie Mac Gold Pool	FIXED	9/1/2047	4.0000%	511,844	497,689
Freddie Mac Gold Pool	FIXED	1/1/2048	4.0000%	144,561	140,601
Freddie Mac Gold Pool	FIXED	11/1/2048	4.5000%	329,039	328,619
Freddie Mac Gold Pool	FIXED	10/1/2047	4.0000%	353,882	343,857
Freddie Mac Gold Pool	FIXED	2/1/2047	3.5000%	284,093	270,101
Freddie Mac Gold Pool	FIXED	12/1/2047	3.5000%	222,342	211,636
Freddie Mac Gold Pool	FIXED	1/1/2048	3.5000%	260,137	247,139
Freddie Mac Gold Pool	FIXED	3/1/2048	3.5000%	547,988	519,188
Freddie Mac Gold Pool	FIXED	5/1/2049	3.5000%	349,380	329,392
Freddie Mac Gold Pool	FIXED	1/1/2028	2.5000%	48,323	47,702

Freddie Mac Gold Pool	FIXED	7/1/2026	4.0000%	10,162	10,178
Freddie Mac Multifam Struct PT Cert	VARIABLE	1/25/2046	5.9851%	22,170	22,199
Freddie Mac Multifamily Structured PT Cert	FIXED	9/25/2028	4.8500%	1,100,000	1,131,947
Freddie Mac Multifamily Structured PT Cert	VARIABLE	11/25/2054	4.9500%	475,067	484,018
Freddie Mac Multifamily Structured PT Cert	VARIABLE	8/25/2028	4.7400%	375,000	383,927
Freddie Mac Multifamily Structured PT Cert	FIXED	10/25/2028	4.8600%	370,000	380,462
Freddie Mac Multifamily Structured PT Certificates	VARIABLE	5/25/2051	1.2347%	852,220	846,423
Freddie Mac Non Gold Pool	FLOATING	8/1/2047	6.3640%	23,850	24,932
Freddie Mac Non Gold Pool	FLOATING	8/1/2045	6.3360%	77,424	80,805
Freddie Mac Non Gold Pool	FLOATING	7/1/2052	3.4930%	430,952	422,875
Freddie Mac Non Gold Pool	FLOATING	8/1/2052	3.9950%	578,641	575,049
Freddie Mac Non Gold Pool	FLOATING	12/1/2052	4.8600%	423,301	429,219
Freddie Mac Non Gold Pool	FLOATING	10/1/2043	6.2960%	58,234	60,907
Freddie Mac Non Gold Pool	FLOATING	5/1/2047	6.4480%	186,808	194,498
Freddie Mac Non Gold Pool	FLOATING	9/1/2047	6.3900%	127,691	133,618
Freddie Mac Non Gold Pool	FLOATING	6/1/2052	4.2550%	537,681	538,089
Freddie Mac Non Gold Pool	FLOATING	9/1/2052	4.1480%	238,960	238,261
Freddie Mac Non Gold Pool	FLOATING	8/1/2045	6.3700%	92,777	97,129
Freddie Mac Non Gold Pool	FLOATING	9/1/2046	6.3900%	27,901	29,101
Freddie Mac Non Gold Pool	FLOATING	5/1/2047	6.6400%	107,745	112,014
Freddie Mac Non Gold Pool	FLOATING	8/1/2048	6.3900%	69,991	73,086
Freddie Mac Non Gold Pool	FLOATING	6/1/2052	3.9480%	753,337	748,131
Freddie Mac Non Gold Pool	FLOATING	7/1/2052	4.2390%	549,796	549,789
Freddie Mac Non Gold Pool	FLOATING	9/1/2052	4.0430%	940,954	936,347
Freddie Mac Non Gold Pool	FLOATING	9/1/2052	4.6970%	266,105	268,879
Freddie Mac Non Gold Pool	FLOATING	10/1/2052	4.2860%	363,190	363,477
Freddie Mac Non Gold Pool	FLOATING	11/1/2052	4.5710%	316,497	318,960
Freddie Mac Pool	FIXED	9/1/2049	3.0000%	111,751	100,747
Freddie Mac Pool	FIXED	4/1/2050	3.0000%	589,809	536,248
Freddie Mac Pool	FIXED	12/1/2051	2.0000%	939,544	773,872
Freddie Mac Pool	FIXED	1/1/2035	2.5000%	183,024	174,776
Freddie Mac Pool	FIXED	2/1/2035	2.5000%	64,782	61,705
Freddie Mac Pool	FIXED	8/1/2049	3.5000%	171,476	161,078

Freddie Mac Pool	FIXED	1/1/2055	5.5000%	1,172,575	1,214,505
Freddie Mac Pool	FIXED	12/1/2051	2.0000%	523,725	432,881
Freddie Mac Pool	FIXED	12/1/2051	2.0000%	751,396	618,153
Freddie Mac Pool	FIXED	1/1/2035	2.5000%	133,767	127,735
Freddie Mac Pool	FIXED	9/1/2051	2.5000%	365,789	317,409
Freddie Mac Pool	FIXED	12/1/2051	2.5000%	2,494,063	2,164,686
Freddie Mac Pool	FIXED	11/1/2049	3.0000%	2,245,700	2,031,060
Freddie Mac Pool	FIXED	1/1/2050	3.0000%	1,313,567	1,188,004
Freddie Mac Pool	FIXED	3/1/2052	3.0000%	1,316,114	1,183,900
Freddie Mac Pool	FIXED	11/1/2051	2.5000%	819,712	709,206
Freddie Mac Pool	FIXED	11/1/2051	2.5000%	112,314	97,159
Freddie Mac Pool	FIXED	12/1/2051	2.5000%	482,547	416,393
Freddie Mac Pool	FIXED	2/1/2052	2.5000%	1,338,094	1,156,328
Freddie Mac Pool	FIXED	1/1/2052	2.0000%	2,363,792	1,957,859
GNMA	FLOATING	10/20/2065	4.7641%	275,853	276,668
GNMA	FIXED	5/20/2040	4.5000%	9,786	9,832
GNMA	FLOATING	12/20/2066	5.1141%	517,505	521,681
Government National Mortgage Association	FLOATING	1/20/2069	4.8341%	759,003	762,231
Rimon LLC	FIXED	6/25/2026	2.6230%	64,130	63,721
SBA Small Business Investment Cos	FIXED	3/10/2029	3.1130%	262,165	258,699
SBA Small Business Investment Cos	FIXED	3/10/2031	1.6670%	654,359	604,239
SBA Small Business Investment Cos	FIXED	3/10/2032	2.9380%	2,170,116	2,093,750
SBA Small Business Investment Cos	FIXED	9/10/2031	1.3040%	1,202,250	1,076,421
SBA Small Business Investment Cos	FIXED	3/10/2035	4.9630%	710,000	732,725
SBA Small Business Investment Cos	FIXED	3/10/2030	2.0780%	764,447	729,832
SBA Small Business Investment Cos	FIXED	9/10/2028	3.5480%	332,784	332,818
SBA Small Business Investment Cos	FIXED	3/10/2026	2.5070%	542,170	545,160
SBA Small Business Investment Cos	FIXED	9/10/2027	2.5180%	132,561	130,526
SBA Small Business Investment Cos	FIXED	3/10/2033	5.1680%	354,799	368,525
SBA Small Business Investment Cos	FIXED	9/10/2033	5.6880%	2,730,257	2,861,915
SBA Small Business Investment Cos	FIXED	3/10/2035	4.9630%	455,000	469,563
SBA Small Business Investment Cos	FIXED	3/10/2034	5.0350%	199,441	205,552
Seasoned Credit Risk Transfer Trust	FIXED	9/25/2060	2.5000%	351,477	328,413

Seasoned Credit Risk Transfer Trust Series 2018-2	FIXED	11/25/2057	3.5000%	100,011	98,625
Seasoned Credit Risk Transfer Trust Series 2018-3	VARIABLE	8/25/2057	3.5000%	83,236	81,969
Seasoned Credit Risk Transfer Trust Series 2019-1	FIXED	7/25/2058	4.0000%	372,851	358,965
Seasoned Credit Risk Transfer Trust Series 2019-2	FIXED	8/25/2058	4.0000%	434,628	415,753
Seasoned Credit Risk Transfer Trust Series 2019-3	FIXED	10/25/2058	4.0000%	266,695	253,455
Seasoned Credit Risk Transfer Trust Series 2020-2	FIXED	11/25/2059	2.5000%	396,137	352,796
Seasoned Credit Risk Transfer Trust Series 2020-3	FIXED	5/25/2060	2.5000%	171,531	160,835
Seasoned Credit Risk Transfer Trust Series 2020-3	FIXED	5/25/2060	2.5000%	172,036	150,702
United States Small Business Administration	FIXED	12/1/2047	4.7100%	1,160,370	1,168,449
United States Small Business Administration	FIXED	12/1/2048	5.2800%	1,578,360	1,627,233
United States Small Business Administration	FIXED	4/1/2049	5.3800%	653,952	683,837
United States Small Business Administration	FIXED	9/1/2049	4.4500%	353,856	353,138
United States Small Business Administration	FIXED	11/1/2047	5.1300%	696,891	718,292
United States Small Business Administration	FIXED	2/1/2030	4.1400%	69,351	70,508
United States Small Business Administration	FIXED	1/1/2049	5.0500%	748,912	778,537
United States Small Business Administration	FIXED	7/1/2038	3.5400%	385,776	379,194
United States Small Business Administration	FIXED	8/1/2047	3.8000%	393,569	379,619
United States Small Business Administration	FIXED	2/1/2048	4.6100%	3,786,442	3,829,749
United States Small Business Administration	FIXED	11/1/2032	2.0900%	100,278	94,641
United States Small Business Administration	FIXED	6/1/2037	2.8100%	212,107	200,770
United States Small Business Administration	FIXED	6/1/2038	3.6000%	257,714	249,964
United States Small Business Administration	FIXED	6/1/2047	4.0100%	1,721,924	1,663,126
United States Small Business Administration	FIXED	7/1/2037	2.9800%	168,582	162,076
United States Small Business Administration	FIXED	2/1/2030	4.1400%	69,351	70,508
United States Treasury Note/Bond	FIXED	5/31/2032	4.1250%	2,665,000	2,713,389
United States Treasury Note/Bond	FIXED	8/15/2035	4.2500%	2,910,000	2,983,995
United States Treasury Note/Bond	FIXED	11/30/2031	4.1250%	4,765,000	4,860,083
United States Treasury Note/Bond	FIXED	12/31/2027	3.3750%	1,120,000	1,118,091
United States Treasury Note/Bond	FIXED	2/15/2035	4.6250%	1,740,000	1,840,200
United States Treasury Note/Bond	FIXED	11/15/2034	4.2500%	4,070,000	4,143,492
United States Treasury Note/Bond	FIXED	5/15/2035	4.2500%	755,000	767,070
United States Treasury Note/Bond	FIXED	11/30/2027	3.3750%	4,530,000	4,535,300
United States Treasury Note/Bond	FIXED	11/30/2030	3.5000%	6,380,000	6,341,311

United States Treasury Note/Bond	FIXED	11/15/2035	4.0000%	1,130,000	1,122,097
United States Treasury Note/Bond	FIXED	9/15/2028	3.3750%	7,885,000	7,934,518
United States Treasury Note/Bond	FIXED	8/15/2028	3.6250%	3,500,000	3,557,768
United States Treasury Note/Bond	FIXED	10/15/2028	3.5000%	4,705,000	4,736,980
United States Treasury Note/Bond	FIXED	11/15/2028	3.5000%	5,365,000	5,385,190
United States Treasury Note/Bond	FIXED	12/15/2028	3.5000%	5,395,000	5,399,604

TOTAL U.S. GOVERNMENT SECURITIES					$185,204,363

CORPORATE DEBT INSTRUMENTS - PREFERRED
Advocate Health & Hospitals Corp	FIXED	8/15/2028	3.8290%	$325,000	$329,185
Alabama Federal Aid Highway Finance Authority	FIXED	9/1/2027	1.5470%	300,000	291,488
Ameren Illinois Co	FIXED	9/1/2032	3.8500%	300,000	292,329
American Express Co	VARIABLE	1/30/2031	5.0850%	140,000	147,394
American Express Co	VARIABLE	4/25/2031	5.0160%	140,000	145,683
American Express Co	VARIABLE	10/30/2031	6.4890%	50,000	55,195
American Express Co	VARIABLE	2/16/2028	5.0980%	120,000	123,713
American Express Co	VARIABLE	7/26/2028	5.0430%	80,000	83,098
American Express Co	VARIABLE	7/20/2029	4.3510%	50,000	51,325
Ascension Health	FIXED	11/15/2029	2.5320%	672,000	637,902
Ascension Health	FIXED	11/15/2035	4.9230%	125,000	126,063
Ascension Health	FIXED	11/15/2028	4.0780%	275,000	277,344
Bank of America Corp	VARIABLE	6/14/2029	2.0870%	600,000	573,117
Bank of America Corp	VARIABLE	5/9/2029	4.6230%	190,000	193,849
Bank of America Corp	VARIABLE	1/24/2031	5.1620%	160,000	168,906
Bank of America Corp	VARIABLE	4/22/2032	2.6870%	270,000	249,407
Bank of America Corp	VARIABLE	7/21/2028	3.5930%	330,000	333,035
Bank of America Corp	VARIABLE	12/20/2028	3.4190%	330,000	326,590
Bank of America Corp	VARIABLE	4/27/2028	4.3760%	240,000	242,850
Bank of America Corp	VARIABLE	1/24/2029	4.9790%	260,000	270,584
Bank of America Corp	VARIABLE	5/9/2029	4.6230%	60,000	61,216
Bank of Montreal	VARIABLE	9/22/2031	4.3500%	115,000	116,322
Bank of Montreal	VARIABLE	9/10/2030	4.6400%	280,000	287,734
Bank of Montreal	VARIABLE	1/27/2029	5.0040%	160,000	166,501

*	Bank of New York Mellon/The	VARIABLE	4/20/2029	4.7290%	250,000	256,447
	Bank of Nova Scotia/The	FIXED	2/1/2030	4.8500%	50,000	52,211
	Bank of Nova Scotia/The	VARIABLE	9/15/2031	4.3380%	95,000	95,960
	Bank of Nova Scotia/The	VARIABLE	2/14/2031	5.1300%	230,000	241,650
	Bank of Nova Scotia/The	VARIABLE	2/14/2029	4.9320%	290,000	301,083
	Bank of Nova Scotia/The	VARIABLE	9/8/2028	4.4040%	160,000	163,053
	Bank of Nova Scotia/The	VARIABLE	9/15/2028	4.0430%	65,000	65,788
	BHP Billiton Finance USA Ltd	FIXED	2/21/2030	5.0000%	290,000	304,702
	BHP Billiton Finance USA Ltd	FIXED	9/8/2028	5.1000%	70,000	73,277
	BMW US Capital LLC	FIXED	8/13/2029	4.6500%	170,000	175,179
	BMW US Capital LLC	FIXED	8/11/2030	4.5000%	60,000	61,396
	BMW US Capital LLC	FIXED	3/21/2030	5.0500%	65,000	67,690
	BMW US Capital LLC	FIXED	3/21/2028	4.7500%	110,000	113,082
	BMW US Capital LLC	FIXED	8/14/2028	3.9500%	110,000	111,416
	BPCE SA	FIXED	1/11/2028	3.2500%	250,000	249,721
	Cedars-Sinai Health System	FIXED	8/15/2031	2.2880%	250,000	227,731
	CenterPoint Energy Houston Electric LLC	FIXED	10/1/2032	4.4500%	340,000	342,918
	CenterPoint Energy Houston Electric LLC	FIXED	10/1/2028	5.2000%	140,000	146,412
	CenterPoint Energy Houston Electric LLC	FIXED	3/15/2030	4.8000%	80,000	83,123
	CHRISTUS Health	FIXED	7/1/2028	4.3410%	400,000	410,274
	City of Charlotte NC	FIXED	6/1/2028	4.1690%	290,000	294,227
	City of New York NY	FIXED	2/1/2027	4.5420%	145,000	149,033
	CLEVELAND CLINIC HEALTH SYSTEM	FIXED	1/1/2031	2.7850%	790,000	757,219
	Commonwealth of Massachusetts	FIXED	7/15/2031	4.1100%	148,364	151,133
	Connecticut Light and Power Co/The	FIXED	1/15/2030	4.9500%	200,000	209,885
	Connecticut Light and Power Co/The	FIXED	7/1/2031	2.0500%	140,000	125,937
	Connecticut Light and Power Co/The	FIXED	1/15/2030	4.9500%	220,000	230,874
	Consumers 2023 Securitization Funding LLC	FIXED	9/1/2030	5.2100%	460,000	482,385
	Corebridge Global Funding	FIXED	1/12/2029	5.2000%	320,000	336,234
	Corebridge Global Funding	FIXED	9/19/2028	5.9000%	200,000	212,293
	Corebridge Global Funding	FIXED	8/21/2028	4.2500%	90,000	91,642
	Corebridge Global Funding	FIXED	9/19/2028	5.9000%	150,000	159,220
	Cornell University	FIXED	6/15/2035	4.7330%	310,000	312,144

Cornell University	FIXED	6/15/2030	4.1690%	155,000	156,023
County of Bexar TX	FIXED	6/15/2031	2.0210%	390,000	351,421
Dominion Energy South Carolina Inc	FIXED	12/1/2031	2.3000%	250,000	223,783
DTE Electric Securitization Funding II LLC	FIXED	3/1/2032	5.9700%	335,935	363,151
Duke Energy Carolinas LLC	FIXED	3/15/2032	2.8500%	300,000	277,651
Duke Energy Carolinas LLC	FIXED	8/15/2029	2.4500%	160,000	153,060
Duke Energy Florida LLC	FIXED	12/1/2030	4.2000%	35,000	35,193
Duke Energy Progress LLC	FIXED	4/1/2032	3.4000%	250,000	238,883
Evergy Metro Inc	FIXED	6/1/2030	2.2500%	280,000	258,924
Goldman Sachs Group Inc	VARIABLE	7/23/2030	5.0490%	130,000	136,177
Goldman Sachs Group Inc/The	VARIABLE	9/10/2027	1.5420%	460,000	454,172
Goldman Sachs Group Inc/The	VARIABLE	2/24/2028	2.6400%	150,000	149,071
Goldman Sachs Group Inc/The	VARIABLE	8/23/2028	4.4820%	240,000	245,541
Goldman Sachs Group Inc/The	VARIABLE	9/10/2027	1.5420%	450,000	444,299
Goldman Sachs Group Inc/The	VARIABLE	2/24/2028	2.6400%	140,000	139,133
Indianapolis Power & Light Co	FIXED	8/15/2035	5.0500%	300,000	308,237
Johns Hopkins Health System Corp/The	FIXED	1/1/2030	2.4200%	260,000	245,324
JPMorgan Chase & Co	VARIABLE	7/22/2030	4.9950%	460,000	482,746
JPMorgan Chase & Co	VARIABLE	12/5/2029	4.4520%	310,000	314,256
JPMorgan Chase & Co	VARIABLE	7/23/2029	4.2030%	120,000	122,586
JPMorgan Chase & Co	VARIABLE	6/14/2030	4.5650%	120,000	121,742
JPMorgan Chase & Co	VARIABLE	7/22/2028	4.9790%	110,000	114,079
JPMorgan Chase & Co	VARIABLE	7/25/2028	4.8510%	40,000	41,360
JPMorgan Chase & Co	VARIABLE	1/23/2028	5.0400%	220,000	227,163
JPMorgan Chase & Co	VARIABLE	1/24/2029	4.9150%	140,000	145,649
JPMorgan Chase & Co	VARIABLE	4/26/2028	4.3230%	50,000	50,602
JPMorgan Chase & Co	VARIABLE	4/22/2028	5.5710%	290,000	298,896
JPMorgan Chase & Co	VARIABLE	6/1/2028	2.1820%	350,000	342,002
Leland Stanford Junior University/The	FIXED	8/1/2030	4.1460%	765,000	782,000
Louisiana Local Govt Env Fac. & Comm Dev Auth	FIXED	2/1/2031	4.1450%	600,000	610,831
Louisiana Local Govt Env Fac. & Comm Dev Auth	FIXED	6/1/2031	5.0810%	296,995	303,866
Louisiana Local Govt Env Fac. & Comm Dev Auth	FIXED	2/1/2027	3.6150%	242,783	245,792
Mars Inc	FIXED	3/1/2030	4.8000%	280,000	290,805

Mars Inc	FIXED	3/1/2032	5.0000%	80,000	83,910
Mars Inc	FIXED	3/1/2028	4.6000%	170,000	174,981
MassMutual Global Funding II	FIXED	10/22/2027	4.3000%	200,000	203,017
MassMutual Global Funding II	FIXED	5/30/2029	5.1500%	200,000	206,968
Mercedes-Benz Finance North America LLC	FIXED	8/3/2028	5.1000%	150,000	157,130
Mercedes-Benz Finance North America LLC	FIXED	1/11/2029	4.8500%	150,000	156,340
Mercedes-Benz Finance North America LLC	FIXED	8/1/2027	4.7500%	250,000	258,021
Merck & Co Inc	FIXED	3/15/2031	4.1500%	245,000	245,312
Meta Platforms Inc	FIXED	11/15/2030	4.2000%	40,000	40,408
Metropolitan Life Global Funding I	FIXED	3/21/2029	3.3000%	170,000	167,260
MidAmerican Energy Co	FIXED	4/15/2029	3.6500%	210,000	209,255
Mid-Atlantic Interstate Transmission LLC	FIXED	5/15/2028	4.1000%	200,000	201,227
Morgan Stanley	VARIABLE	10/18/2030	4.6540%	250,000	255,546
Morgan Stanley	VARIABLE	1/15/2031	5.2300%	135,000	142,622
Morgan Stanley	VARIABLE	1/16/2030	5.1730%	180,000	189,166
Morgan Stanley	VARIABLE	1/21/2028	2.4750%	100,000	99,476
Morgan Stanley	VARIABLE	7/20/2029	5.4490%	110,000	116,258
Morgan Stanley	VARIABLE	7/19/2030	5.0420%	130,000	136,356
Morgan Stanley	VARIABLE	4/17/2031	5.1920%	250,000	260,641
Morgan Stanley	VARIABLE	4/20/2028	4.2100%	310,000	313,312
Morgan Stanley	VARIABLE	4/13/2028	5.6520%	80,000	82,565
Morgan Stanley	VARIABLE	5/4/2027	1.5930%	110,000	109,324
Morgan Stanley	VARIABLE	1/21/2028	2.4750%	370,000	368,060
Morgan Stanley	VARIABLE	4/12/2029	4.9940%	80,000	82,486
Morgan Stanley Bank NA	VARIABLE	1/14/2028	4.9520%	310,000	320,049
Morgan Stanley Bank NA	VARIABLE	7/14/2028	4.9680%	250,000	259,293
Mutual of Omaha Cos Global Funding	FIXED	10/15/2029	4.7500%	110,000	112,899
Mutual of Omaha Cos Global Funding	FIXED	12/12/2028	5.4500%	300,000	311,336
Mutual of Omaha Cos Global Funding	FIXED	4/9/2027	5.3500%	235,000	241,398
Mutual of Omaha Cos Global Funding	FIXED	6/9/2028	4.5140%	50,000	50,609
Mutual of Omaha Cos Global Funding	FIXED	12/12/2028	5.4500%	100,000	103,779
New York Hospital for Special Surgery	FIXED	4/1/2028	3.7370%	80,000	80,197
NLG Global Funding	FIXED	1/23/2030	5.4000%	230,000	242,077

NLG Global Funding	FIXED	9/15/2030	4.3500%	115,000	115,113
North Dakota Public Finance Authority	FIXED	12/1/2030	4.0500%	250,000	251,281
Northwestern Mutual Global Funding	FIXED	4/4/2029	3.3000%	220,000	215,459
Nuveen LLC	FIXED	11/1/2028	4.0000%	180,000	181,278
NYC Transitional Fin Auth Future Tax Secured Rev	FIXED	11/1/2026	3.8950%	250,000	250,140
OhioHealth Corp	FIXED	11/15/2031	2.2970%	325,000	292,899
Oklahoma Development Finance Authority	FIXED	2/1/2032	4.2850%	65,716	66,672
Oklahoma Development Finance Authority	FIXED	12/1/2033	4.1350%	206,771	206,272
Oklahoma Development Finance Authority	FIXED	5/1/2032	3.8770%	328,252	324,885
Oncor Electric Delivery Co LLC	FIXED	6/1/2032	4.1500%	500,000	491,733
Oncor Electric Delivery Co LLC	FIXED	11/1/2029	4.6500%	370,000	379,150
Oncor Electric Delivery Co LLC	FIXED	11/15/2028	3.7000%	120,000	119,807
Orlando Health Obligated Group	FIXED	10/1/2028	3.7770%	225,000	224,617
PNC Bank NA	FIXED	10/22/2029	2.7000%	250,000	237,553
President and Fellows of Harvard College	FIXED	3/15/2030	4.8870%	80,000	83,728
President and Fellows of Harvard College	FIXED	3/15/2030	4.8870%	100,000	104,660
Principal Life Global Funding II	FIXED	1/25/2029	5.1000%	290,000	303,525
Principal Life Global Funding II	FIXED	8/19/2027	4.6000%	310,000	318,179
Principal Life Global Funding II	FIXED	8/18/2028	4.2500%	100,000	101,951
Prologis LP	FIXED	1/15/2031	4.7500%	50,000	52,705
Protective Life Global Funding	FIXED	7/6/2027	4.7140%	150,000	155,051
Protective Life Global Funding	FIXED	9/13/2027	4.3350%	150,000	152,966
Public Service Co of New Hampshire	FIXED	7/1/2028	4.4000%	290,000	299,431
Puget Sound Energy Inc	FIXED	6/15/2034	5.3300%	220,000	227,338
Royal Bank of Canada	VARIABLE	2/4/2031	5.1530%	100,000	105,159
Royal Bank of Canada	VARIABLE	10/18/2030	4.6500%	280,000	286,763
Royal Bank of Canada	VARIABLE	1/24/2029	4.9650%	380,000	395,371
Royal Bank of Canada	VARIABLE	10/18/2028	4.5220%	250,000	254,769
San Diego Community College District	FIXED	8/1/2033	2.3830%	675,000	602,282
Stanford Health Care	FIXED	8/15/2030	3.3100%	325,000	318,460
State of Hawaii	FIXED	8/1/2029	1.8920%	685,000	645,834
State of Oregon	FIXED	6/1/2027	5.8920%	344,934	352,219
State of Texas	FIXED	4/1/2033	4.6310%	500,000	504,794

State Street Corp	VARIABLE	2/7/2033	2.6230%	110,000	100,642
State Street Corp	VARIABLE	2/7/2028	2.2030%	240,000	237,776
State Street Corp	VARIABLE	2/20/2029	4.5300%	180,000	185,318
Texas Natural Gas Securitization Finance Corp	FIXED	4/1/2035	5.1020%	715,898	744,036
Toronto-Dominion Bank/The	FIXED	1/31/2028	4.8610%	290,000	300,746
Toronto-Dominion Bank/The	FIXED	6/2/2028	4.5740%	250,000	254,101
Toyota Motor Credit Corp	FIXED	3/21/2031	5.1000%	100,000	105,393
Trinity Health	FIXED	12/1/2034	3.0840%	620,000	568,912
Truist Bank	VARIABLE	7/24/2028	4.4200%	250,000	256,304
UBS Group AG	VARIABLE	8/10/2027	1.4940%	280,000	277,186
UBS Group AG	VARIABLE	2/11/2033	2.7460%	200,000	181,737
UBS Group AG	FIXED	3/23/2028	4.2530%	200,000	202,370
UBS Group AG	VARIABLE	8/10/2027	1.4940%	220,000	217,789
UBS Group AG	VARIABLE	5/12/2028	4.7510%	200,000	202,938
UnitedHealth Group Inc	FIXED	12/15/2028	3.8750%	100,000	100,134
UnitedHealth Group Inc	FIXED	1/15/2029	4.2500%	80,000	82,216
US Bancorp	VARIABLE	1/23/2030	5.3840%	160,000	169,596
US Bancorp	VARIABLE	7/23/2030	5.1000%	150,000	157,955
US Bancorp	VARIABLE	10/21/2033	5.8500%	40,000	43,353
US Bancorp	VARIABLE	7/22/2028	4.5480%	$210,000	$215,988
US Bank NA/Cincinnati OH	VARIABLE	5/15/2028	4.7300%	$250,000	$254,083
Virginia Power Fuel Securitization LLC	FIXED	5/1/2031	4.8770%	$485,000	$500,279
Virginia Power Fuel Securitization LLC	FIXED	5/1/2031	4.8770%	$225,000	$232,088
Voya Global Funding	FIXED	11/24/2030	4.6000%	$45,000	$45,471
Wells Fargo & Co	VARIABLE	1/24/2031	5.2440%	$115,000	$121,790
Wells Fargo & Co	VARIABLE	1/23/2030	5.1980%	$200,000	$210,683
Wells Fargo & Co	VARIABLE	7/25/2029	5.5740%	$140,000	$148,441
Wells Fargo & Co	VARIABLE	3/2/2033	3.3500%	$460,000	$435,009
Wells Fargo & Co	VARIABLE	7/25/2028	4.8080%	$330,000	$340,625
Wells Fargo & Co	VARIABLE	3/24/2028	3.5260%	$320,000	$320,992
Wells Fargo & Co	VARIABLE	1/24/2028	4.9000%	$100,000	$102,987
Wells Fargo & Co	VARIABLE	4/23/2029	4.9700%	$200,000	$205,665

Wells Fargo & Co	VARIABLE	1/23/2030	5.1980%	$130,000	$136,944
Williamsburg Economic Development Authority	FIXED	11/1/2035	4.9570%	$95,000	$96,121
Yale University	FIXED	4/15/2032	4.7010%	$335,000	$348,288
TOTAL CORPORATE DEBT INSTRUMENTS - PREFERRED					$43,987,865

CORPORATE DEBT INSTRUMENTS - ALL OTHER

Agilent Technologies Inc	FIXED	9/9/2027	4.2000%	190,000	193,473
Agree LP	FIXED	6/15/2028	2.0000%	150,000	143,100
ALA Trust 2025-OANA	FLOATING	6/15/2040	5.4936%	370,000	372,347
ALA Trust 2025-OANA	FLOATING	6/15/2040	5.4936%	160,000	161,015
Albemarle Corp	FIXED	6/1/2027	4.6500%	200,000	202,059
Albemarle Corp	FIXED	6/1/2027	4.6500%	130,000	131,338
Alexandria Real Estate Equities Inc	FIXED	7/1/2030	4.7000%	130,000	133,892
Alexandria Real Estate Equities Inc	FIXED	7/30/2029	4.5000%	80,000	81,602
Alliant Energy Finance LLC	FIXED	6/6/2027	5.4000%	200,000	203,482
Ally Auto Receivables Trust 2024-1	FIXED	12/15/2028	5.0800%	317,301	320,151
Ally Auto Receivables Trust 2024-2	FIXED	7/16/2029	4.1400%	263,446	264,362
Ally Auto Receivables Trust 2025-1	FIXED	3/15/2030	3.9600%	320,000	321,586
American Express Credit Account Master Trust	FIXED	4/15/2029	5.2300%	930,000	949,784
American Express Credit Account Master Trust	FIXED	7/15/2030	4.3000%	410,000	416,216
American Express Credit Account Master Trust	FIXED	4/15/2030	4.2800%	265,000	268,586
American Honda Finance Corp	FIXED	3/5/2030	4.8000%	190,000	197,194
American Honda Finance Corp	FIXED	9/5/2029	4.4000%	230,000	235,853
American Honda Finance Corp	FIXED	7/9/2027	4.9000%	60,000	62,222
American Honda Finance Corp	FIXED	3/3/2028	4.5500%	190,000	194,859
American Honda Finance Corp	FIXED	1/12/2028	4.7000%	150,000	155,385
American International Group Inc	FIXED	5/7/2030	4.8500%	70,000	72,298
Americredit Automobile Receivables Trust 2023-1	FIXED	11/18/2027	5.6200%	152,110	152,869
AmeriCredit Automobile Receivables Trust 2024-1	FIXED	1/18/2029	5.4300%	119,746	120,886
AMEX Credit Account Master Trust 2024-3	FIXED	7/15/2029	4.6500%	615,000	624,736
Amrize Finance US LLC	FIXED	4/7/2030	4.9500%	180,000	186,270
Amrize Finance US LLC	FIXED	4/7/2027	4.6000%	70,000	71,221

Amrize Finance US LLC	FIXED	4/7/2028	4.7000%	110,000	112,512
Anglo American Capital PLC	FIXED	9/10/2030	2.6250%	350,000	325,771
Anglo American Capital PLC	FIXED	4/10/2027	4.7500%	200,000	203,690
Aon Corp / Aon Global Holdings PLC	FIXED	3/1/2029	5.1500%	220,000	230,208
ARI Fleet Lease Trust 2023-A	FIXED	2/17/2032	5.4100%	14,803	14,845
ARI Fleet Lease Trust 2024-B	FIXED	4/15/2033	5.5400%	116,624	117,751
AT&T Inc	FIXED	5/15/2035	4.5000%	340,000	329,158
AT&T Inc	FIXED	2/1/2032	2.2500%	430,000	381,679
AT&T Inc	FIXED	2/1/2028	1.6500%	490,000	470,552
AT&T Inc	FIXED	6/1/2027	2.3000%	90,000	88,127
AvalonBay Communities Inc	FIXED	12/1/2030	4.3500%	100,000	100,663
BA Credit Card Trust	FIXED	5/15/2029	4.9300%	545,000	554,763
BA Credit Card Trust	FIXED	5/15/2029	4.9300%	600,000	610,748
BA Credit Card Trust	FIXED	5/15/2030	4.3100%	370,000	375,245
BAE Systems PLC	FIXED	2/15/2031	1.9000%	290,000	259,567
BAE Systems PLC	FIXED	3/26/2029	5.1250%	610,000	635,613
BAE Systems PLC	FIXED	3/26/2027	5.0000%	200,000	205,062
BANK 2017-BNK5	FIXED	6/15/2060	3.1310%	709,413	703,051
BANK 2017-BNK6	FIXED	7/15/2060	3.2540%	428,549	424,799
BANK 2017-BNK6	FIXED	7/15/2060	3.5180%	680,000	675,046
BANK 2017-BNK8	FIXED	11/15/2050	3.2290%	368,949	364,816
BANK 2018-BNK11	FIXED	3/15/2061	3.7840%	876,888	872,962
Bank of America Commercial Mtg Trust 2017-BNK3	FIXED	2/15/2050	3.3110%	465,104	462,637
Barings Equipment Finance LLC 2025-B	FIXED	10/13/2032	4.1300%	200,000	200,919
Baxter International Inc	FIXED	2/1/2027	1.9150%	227,000	223,338
Baxter International Inc	FIXED	12/1/2028	2.2720%	120,000	113,607
Bayer US Finance II LLC	FIXED	12/15/2028	4.3750%	350,000	351,091
Becton Dickinson & Co	FIXED	2/8/2029	4.8740%	150,000	155,949
Black Hills Corp	FIXED	1/15/2027	3.1500%	140,000	140,658
Black Hills Corp	FIXED	1/31/2031	4.5500%	115,000	116,433
Black Hills Corp	FIXED	1/15/2026	3.9500%	460,000	468,273
BLP Commercial Mortgage Trust 2025-IND2	FLOATING	12/15/2042	5.2501%	115,000	115,392
BMP 2024-MF23	FLOATING	6/15/2041	5.1221%	405,000	406,612

BMP 2024-MF23	FLOATING	6/15/2041	5.1221%	230,000	230,915
BNP Paribas SA	VARIABLE	9/30/2028	1.9040%	250,000	241,788
BNP Paribas SA	VARIABLE	5/9/2029	4.7920%	260,000	264,790
BNP Paribas Sec Corp	VARIABLE	6/30/2027	1.6750%	350,000	345,645
BOCA Commercial Mortgage Trust 2025-BOCA	FLOATING	12/15/2042	5.4500%	190,000	190,603
BOCA Commercial Mortgage Trust 2025-BOCA	FLOATING	12/15/2042	5.4500%	130,000	130,413
Boeing Co/The	FIXED	5/1/2030	5.1500%	230,000	238,534
Boeing Co/The	FIXED	2/4/2026	2.1960%	20,000	20,141
Boeing Co/The	FIXED	2/1/2027	2.7000%	450,000	448,544
Boeing Co/The	FIXED	5/1/2027	5.0400%	15,000	15,281
Boeing Co/The	FIXED	2/4/2026	2.1960%	70,000	70,495
BofA Auto Trust 2025-1	FIXED	11/20/2029	4.3500%	285,000	287,288
Brazos Education Loan Authority	FLOATING	1/25/2072	4.5462%	341,954	337,440
Brazos Education Loan Authority Inc	FLOATING	11/25/2071	4.4262%	645,183	635,609
Broadcom Inc	FIXED	2/15/2030	4.3500%	210,000	214,998
Broadcom Inc	FIXED	7/12/2029	5.0500%	180,000	189,723
BX Commercial Mortgage Trust 2022-AHP	FLOATING	1/17/2039	4.7401%	535,000	535,872
BX Commercial Mortgage Trust 2024-AIRC	FLOATING	8/15/2041	5.4414%	491,502	493,682
BX Commercial Mortgage Trust 2024-AIRC	FLOATING	8/15/2041	5.4414%	196,601	197,473
BX Commercial Mortgage Trust 2024-GPA2	FLOATING	11/15/2041	5.2925%	405,000	406,388
BX Commercial Mortgage Trust 2024-GPA3	FLOATING	12/15/2039	5.0429%	156,518	156,891
BX Commercial Mortgage Trust 2024-GPA3	FLOATING	12/15/2039	5.0429%	224,744	225,280
BX Commercial Mortgage Trust 2024-XL5	FLOATING	3/15/2041	5.1418%	323,047	324,030
BX Commercial Mortgage Trust 2024-XL5	FLOATING	3/15/2041	5.1418%	117,777	118,136
BX Trust 2021-BXMF	FLOATING	10/15/2026	4.5004%	179,056	179,169
BX Trust 2021-RISE	FLOATING	11/15/2036	4.6120%	338,132	338,556
BX Trust 2021-RISE	FLOATING	11/15/2036	4.6120%	207,106	207,365
BX Trust 2022-IND	FLOATING	4/15/2037	5.2411%	471,943	473,546
BX Trust 2024-BIO	FLOATING	2/15/2041	5.3921%	580,000	580,219
BX Trust 2024-VLT4	FLOATING	6/15/2041	5.2415%	190,000	190,411
BX Trust 2024-VLT4	FLOATING	6/15/2041	5.2415%	145,000	145,314
BX Trust 2025-ARIA	VARIABLE	12/13/2042	5.0311%	230,000	233,272
BX Trust 2025-DELC	VARIABLE	12/13/2042	5.0311%	155,000	157,205

BX Trust 2025-DIME	FLOATING	12/15/2042	5.5072%	100,000	100,360
BX Trust 2025-GW	FLOATING	2/15/2035	4.9001%	160,000	159,971
BX Trust 2025-GW	FLOATING	7/15/2042	5.3500%	280,000	281,232
BX Trust 2025-ROIC	FLOATING	7/15/2042	5.3500%	190,000	190,836
BX Trust 2025-ROIC	FLOATING	3/15/2030	4.8940%	433,310	433,770
Canadian National Railway Co	FLOATING	3/15/2030	4.8940%	293,854	294,166
Canadian National Railway Co	FIXED	3/12/2031	4.2000%	200,000	200,972
Canadian Natural Resources Ltd	FIXED	3/12/2031	4.2000%	110,000	110,535
Canadian Pacific Railway Co	FIXED	6/1/2027	3.8500%	240,000	240,142
Canadian Pacific Railway Co	FIXED	3/30/2030	4.8000%	270,000	279,517
Capital One Financial Corp	FIXED	6/1/2028	4.0000%	190,000	190,750
Capital One Financial Corp	VARIABLE	3/1/2030	3.2730%	140,000	137,449
Capital One Financial Corp	VARIABLE	9/11/2031	4.4930%	95,000	96,234
Capital One Financial Corp	VARIABLE	2/1/2029	5.4680%	120,000	125,982
Capital One Financial Corp	VARIABLE	5/10/2028	4.9270%	100,000	101,890
Capital One Prime Auto Receivables Trust 2025-1	VARIABLE	11/2/2027	1.8780%	100,000	98,433
Carmax Auto Owner Trust 2024-3	FIXED	7/15/2030	3.8500%	305,000	305,733
Carmax Auto Owner Trust 2025-1	FIXED	7/16/2029	4.8900%	255,000	258,682
Carmax Auto Owner Trust 2025-2	FIXED	1/15/2030	4.8400%	195,000	198,299
Carmax Auto Owner Trust 2025-4	FIXED	3/15/2030	4.4800%	270,000	273,517
CGMS Commercial Mortgage Trust 2017-B1	FIXED	12/16/2030	3.9700%	235,000	235,849
Chase Auto Owner Trust 2024-2A	FIXED	8/15/2050	3.1970%	1,075,299	1,062,346
Chase Auto Owner Trust 2024-3	FIXED	6/25/2029	5.5200%	228,005	231,392
Chase Auto Owner Trust 2024-4	FIXED	7/25/2029	5.2200%	255,000	258,210
Chase Auto Owner Trust 2025-1	FIXED	7/25/2029	4.9400%	370,000	373,889
Chase Auto Owner Trust 2025-2	FIXED	6/25/2030	4.2900%	280,000	282,567
Citibank Credit Card Issuance Trust	FIXED	10/25/2030	3.8600%	410,000	410,643
Citigroup Commercial Mortgage Trust 2015-GC31	FIXED	6/21/2030	4.3000%	225,000	227,940
Citigroup Commercial Mortgage Trust 2016-P6	FIXED	6/10/2048	3.7620%	59,371	58,613
Citigroup Commercial Mortgage Trust 2018-B2	FIXED	12/10/2049	3.4580%	425,668	424,678
Citigroup Inc	FIXED	3/10/2051	4.0090%	450,000	449,403
Citigroup Inc	VARIABLE	3/17/2033	3.7850%	90,000	86,927
Citigroup Inc	VARIABLE	7/24/2028	3.6680%	730,000	737,124

Citigroup Inc	VARIABLE	6/9/2027	1.4620%	240,000	237,472
Citigroup Inc	VARIABLE	9/11/2031	4.5030%	125,000	127,262
Citigroup Inc	VARIABLE	7/24/2028	3.6680%	440,000	444,294
Citigroup Inc	VARIABLE	6/9/2027	1.4620%	200,000	197,893
Citigroup Inc	VARIABLE	5/24/2028	4.6580%	60,000	60,799
Citigroup Inc	VARIABLE	2/24/2028	3.0700%	220,000	219,900
Citigroup Inc	VARIABLE	10/27/2028	3.5200%	400,000	398,990
Citizens Bank NA/Providence RI	VARIABLE	8/9/2028	4.5750%	500,000	512,825
Citizens Bank NA/Providence RI	VARIABLE	8/9/2028	4.5750%	400,000	410,260
CNH Equipment Trust 2024-C	FIXED	1/15/2030	4.0300%	345,000	346,776
CNH Equipment Trust 2025-A	FIXED	8/15/2030	4.3600%	230,000	232,889
CNH Industrial Capital LLC	FIXED	4/20/2029	5.1000%	310,000	320,178
CNH Industrial Capital LLC	FIXED	7/15/2026	1.4500%	300,000	297,571
CNH Industrial Capital LLC	FIXED	3/21/2028	4.7500%	135,000	138,359
Comcast Corp	FIXED	5/15/2032	4.9500%	210,000	216,712
Comcast Corp	FIXED	5/1/2028	3.5500%	70,000	69,856
Comcast Corp	FIXED	10/15/2028	4.1500%	100,000	101,408
COMM 2016-COR1 Mortgage Trust	FIXED	10/10/2049	2.8260%	557,323	554,523
CommonSpirit Health	FIXED	9/1/2030	4.3520%	125,000	125,599
Cooperatieve Rabobank UA	VARIABLE	8/22/2028	4.6550%	280,000	287,527
Cooperatieve Rabobank UA	VARIABLE	2/28/2029	5.5640%	310,000	324,985
Cooperatieve Rabobank UA	VARIABLE	4/6/2028	3.6490%	440,000	441,601
Coterra Energy Inc	FIXED	5/15/2027	3.9000%	190,000	190,250
Coterra Energy Inc	FIXED	5/15/2027	3.9000%	200,000	200,263
CRH SMW Finance DAC	FIXED	1/9/2030	5.1250%	200,000	211,207
CRH SMW Finance DAC	FIXED	1/9/2030	5.1250%	200,000	211,207
CSAIL 2018-C14 Commercial Mortgage Trust	VARIABLE	11/15/2051	4.4216%	565,000	564,235
CubeSmart LP	FIXED	12/15/2028	2.2500%	210,000	199,508
CubeSmart LP	FIXED	2/15/2029	4.3750%	80,000	81,581
CVS Health Corp	FIXED	3/25/2028	4.3000%	75,000	76,128
CVS Health Corp	FIXED	2/21/2030	5.1250%	370,000	387,252
CVS Health Corp	FIXED	8/21/2027	1.3000%	340,000	326,897
CVS Health Corp	FIXED	2/20/2026	5.0000%	240,000	244,458

CVS Health Corp	FIXED	6/1/2026	2.8750%	130,000	129,655
Daimler Truck Finance North America LLC	FIXED	4/7/2027	3.6500%	200,000	200,733
Daimler Truck Finance North America LLC	FIXED	10/12/2030	4.6500%	150,000	152,724
Daimler Truck Finance North America LLC	FIXED	1/15/2027	5.0000%	150,000	154,914
Daimler Truck Finance North America LLC	FIXED	1/13/2028	4.9500%	150,000	155,724
Daimler Truck Finance North America LLC	FIXED	8/12/2027	4.3000%	150,000	153,171
DBJPM 16-C1 Mortgage Trust	FIXED	5/10/2049	3.0150%	68,640	68,725
Dell Equipment Finance Trust 2025-2	FIXED	3/24/2031	4.1200%	230,000	231,011
Digital Realty Trust LP	FIXED	7/15/2028	4.4500%	150,000	154,093
DLLAA 2023-1 LLC	FIXED	2/22/2028	5.6400%	404,719	409,709
DLLAD 2021-1 LLC	FIXED	6/20/2029	0.9000%	184,176	183,436
DLLST 2024-1 LLC	FIXED	8/20/2027	5.0500%	195,498	196,646
DOC DR LLC	FIXED	11/1/2031	2.6250%	150,000	135,702
DOC DR LLC	FIXED	3/15/2027	4.3000%	180,000	182,552
Eastman Chemical Co	FIXED	8/1/2029	5.0000%	100,000	104,158
Eastman Chemical Co	FIXED	12/1/2028	4.5000%	160,000	161,856
eBay Inc	FIXED	3/6/2029	4.2500%	85,000	85,850
ECMC Group Student Loan Trust 2018-2	FLOATING	9/25/2068	4.7887%	524,781	521,379
ELM Trust 2024-ELM	VARIABLE	6/10/2039	5.8009%	240,000	242,435
ELM Trust 2024-ELM	VARIABLE	6/10/2039	5.8009%	260,000	262,638
EMD Finance LLC	FIXED	10/15/2030	4.3750%	170,000	172,143
EMD Finance LLC	FIXED	8/15/2028	4.1250%	170,000	173,081
Enbridge Inc	FIXED	11/15/2029	3.1250%	150,000	144,342
Enbridge Inc	FIXED	4/5/2029	5.3000%	100,000	104,420
Enbridge Inc	FIXED	11/15/2029	3.1250%	100,000	96,228
Enbridge Inc	FIXED	6/20/2028	4.6000%	40,000	40,483
Enbridge Inc	FIXED	7/15/2027	3.7000%	100,000	101,200
Energy Transfer LP	FIXED	12/1/2028	6.1000%	230,000	242,949
Energy Transfer LP	FIXED	4/1/2030	5.2000%	50,000	52,198
Energy Transfer LP	FIXED	5/15/2030	3.7500%	260,000	254,530
Energy Transfer LP	FIXED	12/1/2026	6.0500%	250,000	255,291
Energy Transfer LP	FIXED	3/15/2027	4.4000%	60,000	60,967
Enterprise Fleet Financing 2023-3 LLC	FIXED	3/20/2030	6.4000%	296,166	300,388

Enterprise Fleet Financing 2024-2 LLC	FIXED	4/20/2028	5.6100%	250,000	254,681
Enterprise Fleet Financing 2024-3 LLC	FIXED	8/21/2028	4.9800%	365,000	370,718
Enterprise Fleet Financing 2025-1 LLC	FIXED	2/20/2029	4.8200%	210,000	213,897
Enterprise Fleet Financing 2025-2 LLC	FIXED	6/20/2029	4.4100%	235,000	237,795
Enterprise Fleet Financing 2025-3 LLC	FIXED	9/20/2029	4.4600%	295,000	299,159
Enterprise Fleet Financing 2025-4 LLC	FIXED	12/20/2029	4.1100%	460,000	462,645
Enterprise Products Operating LLC	FIXED	1/15/2031	4.6000%	170,000	176,374
EOG Resources Inc	FIXED	1/15/2031	4.4000%	125,000	126,185
Equifax Inc	FIXED	12/15/2027	5.1000%	130,000	132,778
Equifax Inc	FIXED	9/15/2029	4.8000%	90,000	92,785
Equifax Inc	FIXED	9/15/2031	2.3500%	170,000	152,546
Equifax Inc	FIXED	6/1/2028	5.1000%	90,000	92,365
Equifax Inc	FIXED	9/15/2029	4.8000%	160,000	164,952
Evergy Kansas Central Inc	FIXED	3/13/2028	4.7000%	150,000	154,451
Evergy Missouri West Inc	FIXED	12/15/2027	5.1500%	200,000	204,345
Extended Stay America Trust 2025-ESH	FLOATING	10/15/2042	5.0501%	340,000	341,342
Extended Stay America Trust 2025-ESH	FLOATING	10/15/2042	5.0501%	205,000	205,809
Extra Space Storage LP	FIXED	1/15/2031	5.9000%	200,000	217,738
Extra Space Storage LP	FIXED	1/15/2033	4.9500%	40,000	41,262
Extra Space Storage LP	FIXED	4/1/2028	5.7000%	100,000	104,769
Extra Space Storage LP	FIXED	6/15/2029	4.0000%	150,000	148,901
Federal Realty OP LP	FIXED	7/15/2027	3.2500%	140,000	140,449
Federal Realty OP LP	FIXED	5/1/2028	5.3750%	160,000	165,494
Federal Realty OP LP	FIXED	7/15/2027	3.2500%	250,000	250,802
Federal Realty OP LP	FIXED	6/15/2029	3.2000%	110,000	106,500
FedEx Corp	FIXED	8/5/2029	3.1000%	250,000	243,597
FedEx Corp	FIXED	2/15/2028	3.4000%	180,000	179,750
Fifth Third Bancorp	VARIABLE	4/25/2033	4.3370%	30,000	29,610
Fifth Third Bancorp	VARIABLE	4/25/2028	4.0550%	130,000	130,868
Fifth Third Bancorp	VARIABLE	7/28/2030	4.7720%	270,000	278,889
Fifth Third Bancorp	VARIABLE	4/25/2028	4.0550%	50,000	50,334
Fifth Third Bank NA	FIXED	3/15/2026	3.8500%	200,000	202,111
FirstEnergy Pennsylvania Electric Co	FIXED	4/1/2028	5.2000%	160,000	165,480

FirstEnergy Pennsylvania Electric Co	FIXED	3/30/2026	5.1500%	140,000	142,154
FirstEnergy Transmission LLC	FIXED	9/15/2028	2.8660%	100,000	97,555
Fiserv Inc	FIXED	2/15/2031	4.5500%	60,000	60,490
Fiserv Inc	FIXED	3/15/2030	4.7500%	180,000	183,540
Fiserv Inc	FIXED	7/1/2029	3.5000%	180,000	177,823
Fiserv Inc	FIXED	7/1/2029	3.5000%	60,000	59,274
Fiserv Inc	FIXED	10/1/2028	4.2000%	280,000	282,314
Ford Credit Auto Lease Trust 2025-B	FIXED	12/15/2028	4.2300%	310,000	312,627
Ford Credit Auto Owner Trust 2022-REV1	FIXED	11/15/2034	3.8800%	260,000	260,490
Ford Credit Auto Owner Trust 2025-REV2	STEP	2/15/2038	4.3700%	480,000	485,306
Ford Credit Auto Owner Trust/Ford Credit	STEP	8/15/2037	4.8600%	495,000	510,108
Ford Credit Floorplan Master Owner Trust A	FIXED	4/15/2029	5.2900%	275,000	280,524
Ford Credit Floorplan Master Owner Trust A	FIXED	9/15/2030	4.0600%	210,000	211,065
Ford Motor Credit Co LLC	FIXED	9/6/2029	5.3030%	200,000	204,907
Ford Motor Credit Co LLC	FIXED	11/5/2026	5.1250%	200,000	202,696
GE HealthCare Technologies Inc	FIXED	3/15/2030	5.8570%	130,000	139,814
GE HealthCare Technologies Inc	FIXED	11/15/2027	5.6500%	200,000	207,373
General Mills Inc	FIXED	4/17/2028	4.2000%	190,000	192,300
General Motors Financial Co Inc	FIXED	4/6/2029	4.3000%	260,000	262,255
General Motors Financial Co Inc	FIXED	4/9/2027	5.0000%	140,000	143,111
General Motors Financial Co Inc	FIXED	10/15/2028	2.4000%	210,000	201,378
General Motors Financial Co Inc	FIXED	4/4/2028	5.0500%	120,000	123,713
General Motors Financial Co Inc	FIXED	4/10/2028	2.4000%	70,000	67,774
General Motors Financial Co Inc	FIXED	5/8/2027	5.4000%	210,000	215,131
GM Financial Revolving Receivables Trust 2023-2	FIXED	8/11/2036	5.7700%	720,000	758,214
GM Financial Revolving Receivables Trust 2024-1	FIXED	12/11/2036	4.9800%	365,000	376,530
GM Financial Revolving Receivables Trust 2024-2	FIXED	3/11/2037	4.5200%	700,000	713,575
GM Financial Revolving Receivables Trust 2025-1	FIXED	12/11/2037	4.6400%	460,000	470,576
GMCAR Trust 2025-2	FIXED	4/16/2030	4.2800%	305,000	307,884
Great Wolf Trust 2024-WLF2 A	FLOATING	5/15/2041	5.4414%	240,000	241,285
GS Mortgage Securities Trust 2017-GS5	FIXED	3/10/2050	3.6740%	480,000	476,100
GS Mortgage Securities Trust 2017-GS5	FIXED	3/10/2050	3.4090%	612,426	609,263
GS Mortgage Securities Trust 2017-GS6	FIXED	5/10/2050	3.1640%	563,561	557,397

GS Mortgage Securities Trust 2017-GS8	FIXED	11/10/2050	3.2050%	1,125,000	1,112,546
GS Mortgage Securities Trust 2019-GC42	FIXED	9/10/2052	2.7488%	315,000	300,007
Halliburton Co	FIXED	3/1/2030	2.9200%	440,000	420,916
Health Care Service Corp A Mutual Legal Reserve Co	FIXED	6/15/2029	5.2000%	280,000	287,850
Health Care Service Corp A Mutual Legal Reserve Co	FIXED	6/15/2029	5.2000%	110,000	113,084
Healthpeak OP LLC	FIXED	12/1/2028	2.1250%	90,000	85,197
Healthpeak OP LLC	FIXED	12/1/2028	2.1250%	170,000	160,928
Hewlett Packard Enterprise Co	FIXED	10/15/2030	4.4000%	205,000	207,226
Hewlett Packard Enterprise Co	FIXED	10/15/2029	4.5500%	400,000	407,260
Hewlett Packard Enterprise Co	FIXED	9/25/2027	4.4000%	170,000	172,852
Hewlett Packard Enterprise Co	FIXED	9/15/2028	4.1500%	140,000	141,883
Hewlett Packard Enterprise Co	FIXED	9/15/2027	4.0500%	105,000	106,284
Hexcel Corp	FIXED	2/15/2027	4.2000%	330,000	334,538
Honda Auto Receivables 2023-4 Owner Trust	FIXED	2/21/2030	5.6600%	75,000	76,636
Honda Auto Receivables 2024-3 Owner Trust	FIXED	3/21/2029	4.5700%	680,000	686,041
Honda Auto Receivables 2025-2 Owner Trust	FIXED	10/15/2029	4.1500%	200,000	201,613
Honda Motor Co Ltd	FIXED	7/8/2028	4.4360%	170,000	175,453
HP Inc	FIXED	4/15/2029	4.0000%	220,000	219,659
HP Inc	FIXED	1/15/2028	4.7500%	70,000	72,318
HSBC Holdings PLC	VARIABLE	6/19/2029	4.5830%	200,000	202,222
HSBC Holdings PLC	VARIABLE	3/13/2028	4.0410%	540,000	545,851
HSBC Holdings PLC	VARIABLE	3/3/2031	5.1300%	200,000	208,506
HSBC Holdings PLC	VARIABLE	9/22/2028	2.0130%	400,000	388,317
HSBC Holdings PLC	VARIABLE	3/3/2029	4.8990%	210,000	216,499
Huntington Auto Trust 2024-1	FIXED	1/16/2029	5.2300%	533,379	539,828
Huntington Bancshares Inc/OH	VARIABLE	8/4/2028	4.4430%	160,000	163,798
Huntington Bancshares Inc/OH	VARIABLE	8/4/2028	4.4430%	90,000	92,136
Huntington National Bank/The	FIXED	1/10/2030	5.6500%	250,000	268,814
Hyundai Auto Lease Securitization Trust 2024-C	FIXED	4/17/2028	4.6200%	605,000	610,034
Hyundai Auto Lease Securitization Trust 2025-A	FIXED	1/18/2028	4.8300%	225,000	227,763
Hyundai Auto Lease Securitization Trust 2025-B	FIXED	4/17/2028	4.5300%	330,000	333,659
Hyundai Auto Lease Securitization Trust 2025-C	FIXED	7/17/2028	4.3600%	365,000	368,709
Hyundai Auto Receivables Trust 2023-C	FIXED	10/16/2028	5.5400%	517,687	524,179

Hyundai Auto Receivables Trust 2024-B	FIXED	3/15/2029	4.8400%	250,000	253,338
Hyundai Auto Receivables Trust 2025-D	FIXED	9/16/2030	3.9900%	520,000	523,032
Hyundai Capital America	FIXED	1/8/2030	5.3000%	220,000	232,467
Hyundai Capital America	FIXED	9/24/2027	4.3000%	130,000	131,897
Hyundai Capital America	FIXED	1/7/2028	5.0000%	190,000	197,622
Hyundai Floorplan Master Owner Trust	FIXED	10/15/2030	4.0100%	205,000	205,858
Ingredion Inc	FIXED	6/1/2030	2.9000%	360,000	340,065
Ingredion Inc	FIXED	10/1/2026	3.2000%	140,000	140,174
Interstate Power and Light Co	FIXED	4/1/2029	3.6000%	60,000	59,356
INTOWN 2025-STAY Mortgage Trust	FLOATING	3/15/2042	5.1000%	415,000	416,518
INTOWN 2025-STAY Mortgage Trust	FLOATING	3/15/2042	5.1000%	290,000	291,061
John Deere Owner Trust 2024	FIXED	11/15/2028	4.9600%	275,000	278,018
JPMBB Commercial Mortgage Securities Trust 2016-C1	FIXED	3/17/2049	3.5761%	230,737	231,002
JPMDB Commercial Mortgage Securities Trust 2016-C4	FIXED	12/15/2049	2.8822%	386,617	384,564
KeyBank NA/Cleveland OH	FIXED	4/13/2029	3.9000%	370,000	366,435
KeyBank NA/Cleveland OH	FIXED	4/13/2029	3.9000%	250,000	247,591
Kinder Morgan Inc	FIXED	6/1/2030	5.1500%	110,000	114,317
Kinder Morgan Inc	FIXED	2/1/2029	5.0000%	220,000	229,790
Kinder Morgan Inc	FIXED	11/15/2026	1.7500%	100,000	98,390
Kinder Morgan Inc	FIXED	2/1/2029	5.0000%	210,000	219,345
Kubota Credit Owner Trust 2024-1	FIXED	7/17/2028	5.1900%	270,000	273,666
Kubota Credit Owner Trust 2024-2	FIXED	11/15/2028	5.2600%	185,000	188,478
L3Harris Technologies Inc	FIXED	6/1/2029	5.0500%	180,000	185,736
L3Harris Technologies Inc	FIXED	6/15/2028	4.4000%	100,000	100,967
Laboratory Corp of America Holdings	FIXED	4/1/2030	4.3500%	180,000	182,375
LAD Auto Receivables Trust 2025-3	FIXED	1/15/2031	4.0300%	295,000	296,696
Lennox International Inc	FIXED	9/15/2028	5.5000%	250,000	262,129
Lennox International Inc	FIXED	9/15/2028	5.5000%	260,000	272,614
Life 2022-BMR Mortgage Trust	FLOATING	5/15/2039	5.0454%	245,000	236,860
Life 2022-BMR Mortgage Trust	FLOATING	5/15/2039	5.0454%	140,000	135,349
M&T Bank Auto Receivables Trust 2024-1	FIXED	2/17/2032	5.2200%	277,724	281,419
Manufacturers & Traders Trust Co	VARIABLE	7/6/2028	4.7620%	250,000	258,719
Marathon Petroleum Corp	FIXED	3/1/2030	5.1500%	280,000	293,250

Marathon Petroleum Corp	FIXED	4/1/2028	3.8000%	230,000	230,904
Masco Corp	FIXED	11/15/2027	3.5000%	160,000	159,098
Masco Corp	FIXED	11/15/2027	3.5000%	110,000	109,380
Mercedes-Benz Auto Lease Trust 2025-A	FIXED	4/16/2029	4.6100%	365,000	370,604
Mercedes-Benz Auto Lease Trust 2025-B	FIXED	4/16/2029	3.8800%	485,000	486,355
Mercedes-Benz Auto Receivables Trust 2024-1	FIXED	4/16/2029	4.8000%	250,440	252,722
Microchip Technology Inc	FIXED	2/15/2030	5.0500%	170,000	176,818
Microchip Technology Inc	FIXED	3/15/2029	5.0500%	280,000	289,844
Microchip Technology Inc	FIXED	3/15/2028	4.9000%	150,000	154,263
Mid-America Apartments LP	FIXED	6/15/2028	4.2000%	50,000	50,334
Mitsubishi UFJ Financial Group Inc	VARIABLE	1/16/2031	5.1970%	200,000	211,227
MMAF Equipment Finance LLC 2021-A	FIXED	11/13/2030	1.0400%	530,000	527,284
MMAF Equipment Finance LLC 2021-A	FIXED	6/13/2028	0.5600%	10,974	10,964
MMAF Equipment Finance LLC 2022-A	FIXED	6/13/2044	3.3200%	580,000	580,057
MMAF Equipment Finance LLC 2024-A	FIXED	7/14/2031	4.9500%	460,000	468,667
Mondelez International Inc	FIXED	5/6/2028	4.2500%	240,000	242,907
Monongahela Power Co	FIXED	5/15/2027	3.5500%	170,000	169,760
Morgan Stanley BAML Trust 2016-C29	FIXED	5/15/2049	3.0580%	106,859	106,844
Morgan Stanley BAML Trust 2016-C31	FIXED	11/15/2049	2.8400%	455,989	453,758
Morgan Stanley BAML Trust 2016-C32	FIXED	12/15/2049	3.7200%	310,000	308,488
Morgan Stanley Capital I Trust 2018-H3	FIXED	7/15/2051	4.1770%	495,000	496,075
Mosaic Co/The	FIXED	11/15/2030	4.6000%	150,000	151,337
Mosaic Co/The	FIXED	11/15/2027	4.0500%	130,000	130,618
Mosaic Co/The	FIXED	1/15/2029	4.3500%	40,000	40,354
Motorola Solutions Inc	FIXED	4/15/2029	5.0000%	70,000	72,506
MPLX LP	FIXED	3/1/2026	1.7500%	180,000	180,341
MPLX LP	FIXED	9/1/2032	4.9500%	100,000	102,466
MPLX LP	FIXED	2/15/2031	4.8000%	180,000	185,460
MPLX LP	FIXED	3/15/2028	4.0000%	120,000	121,193
MPLX LP	FIXED	3/1/2026	1.7500%	280,000	280,530
Navient Private Education Refi Loan Trust 2021-E	FIXED	12/16/2069	0.9700%	274,231	247,549
Navient Private Education Refi Loan Trust 2021-G	FIXED	4/15/2070	1.5800%	616,743	560,938
Navient Private Education Refi Loan Trust 2022-A	FIXED	7/15/2070	2.2300%	185,460	170,180

Navient Refinance Loan Trust 2025-A	FIXED	2/16/2055	5.1500%	341,878	347,539
Navient Refinance Loan Trust 2025-A	FIXED	2/16/2055	5.1500%	234,784	238,671
Navient Refinance Loan Trust 2025-C	FIXED	10/15/2055	4.8000%	223,003	224,014
Navient Student Loan Trust 2021-1	FLOATING	12/26/2069	4.5887%	487,422	481,127
Navient Student Loan Trust 2021-1	FLOATING	12/26/2069	4.5887%	337,795	333,432
Navistar Financial Dealer Note Master Owner Trust	FIXED	4/25/2029	5.5900%	55,000	55,312
Nebraska Investment Finance Authority	FIXED	9/1/2053	6.0000%	350,000	372,299
Nelnet Student Loan Trust 2021-A	FIXED	4/20/2062	1.3600%	354,003	335,104
Nelnet Student Loan Trust 2021-A	FIXED	4/20/2062	1.3600%	245,190	232,101
Nelnet Student Loan Trust 2021-A	FLOATING	4/20/2062	4.6484%	119,102	119,041
Nelnet Student Loan Trust 2021-B	FLOATING	4/20/2062	4.6284%	228,757	228,852
Nelnet Student Loan Trust 2021-C	FIXED	4/20/2062	1.3200%	98,373	92,444
Nelnet Student Loan Trust 2021-C	FLOATING	4/20/2062	4.5884%	359,140	358,666
Nelnet Student Loan Trust 2021-D	FIXED	4/20/2062	1.6300%	489,930	467,818
Nelnet Student Loan Trust 2021-D	FLOATING	4/20/2062	4.5384%	277,350	276,483
New York State Electric & Gas Corp	FIXED	8/15/2028	5.6500%	90,000	95,570
Newmont Corp / Newcrest Finance Pty Ltd	FIXED	3/15/2034	5.3500%	60,000	63,754
Nissan Auto Lease Trust 2024-B	FIXED	11/15/2027	4.9200%	600,000	607,223
Nissan Auto Lease Trust 2025-A	FIXED	3/15/2028	4.7500%	330,000	334,731
Nissan Auto Lease Trust 2025-B	FIXED	11/15/2028	4.3200%	345,000	348,746
Nissan Auto Receivables 2023-B Owner Trust	FIXED	10/15/2030	5.9600%	440,000	451,495
Nissan Auto Receivables 2025-A Owner Trust	FIXED	12/17/2029	4.4900%	465,000	472,067
Nissan Auto Receivables 2025-B Owner Trust	FIXED	4/15/2030	3.9900%	780,000	784,696
Nissan Master Owner Trust Receivables	FIXED	2/15/2029	5.0500%	200,000	202,843
NNN REIT Inc	FIXED	10/15/2028	4.3000%	70,000	71,052
NNN REIT Inc	FIXED	10/15/2027	3.5000%	120,000	119,846
Norfolk Southern Corp	FIXED	11/1/2029	2.5500%	220,000	208,855
North Texas Higher Education Authority Inc	FLOATING	10/25/2061	4.4162%	458,135	453,534
North Texas Higher Education Authority Inc	FLOATING	9/25/2061	4.4162%	363,126	361,734
NorthWestern Corp	FIXED	3/21/2030	5.0730%	270,000	280,900
NorthWestern Corp	FIXED	3/21/2030	5.0730%	70,000	72,826
NTT Finance Corp	FIXED	7/2/2029	5.1100%	310,000	326,227
NTT Finance Corp	FIXED	7/16/2030	4.8760%	270,000	281,243

NTT Finance Corp	FIXED	7/16/2028	4.6200%	200,000	206,963
NTT Finance Corp	FIXED	7/2/2027	5.1040%	200,000	208,235
Nutrien Ltd	FIXED	5/13/2030	2.9500%	130,000	123,448
Nutrien Ltd	FIXED	3/12/2027	4.5000%	130,000	132,530
Nutrien Ltd	FIXED	6/21/2027	5.2000%	190,000	193,409
NXP BV / NXP Funding LLC / NXP USA Inc	FIXED	1/15/2033	5.0000%	200,000	208,124
NXP BV / NXP Funding LLC / NXP USA Inc	FIXED	2/15/2032	2.6500%	150,000	136,415
NXP BV / NXP Funding LLC / NXP USA Inc	FIXED	8/19/2032	4.8500%	120,000	122,943
NXP BV / NXP Funding LLC / NXP USA Inc	FIXED	6/1/2027	4.4000%	200,000	201,626
NXP BV / NXP Funding LLC / NXP USA Inc	FIXED	8/19/2028	4.3000%	50,000	50,989
ONEOK Inc	FIXED	10/15/2029	4.4000%	150,000	151,986
ONEOK Inc	FIXED	10/15/2032	4.9500%	80,000	82,008
ONEOK Inc	FIXED	9/24/2027	4.2500%	120,000	121,792
ONEOK Inc	FIXED	10/15/2029	4.4000%	140,000	141,853
ONNI Commerical Mortgage Trust 2024-APT	VARIABLE	7/15/2039	5.5674%	175,000	179,132
ONNI Commerical Mortgage Trust 2024-APT	VARIABLE	7/15/2039	5.5674%	130,000	133,069
Oracle Corp	FIXED	11/9/2029	6.1500%	70,000	73,756
Oracle Corp	FIXED	4/1/2030	2.9500%	370,000	344,689
Oracle Corp	FIXED	9/26/2035	5.2000%	65,000	63,314
Oracle Corp	FIXED	9/27/2029	4.2000%	220,000	218,167
Oracle Corp	FIXED	9/26/2032	4.8000%	65,000	63,888
Oracle Corp	FIXED	3/25/2028	2.3000%	180,000	172,803
Oracle Corp	FIXED	8/3/2028	4.8000%	135,000	138,389
Oracle Corp	FIXED	9/26/2030	4.4500%	60,000	59,446
Oracle Corp	FIXED	11/15/2027	3.2500%	200,000	196,513
Oshkosh Corp	FIXED	5/15/2028	4.6000%	190,000	193,499
Packaging Corp of America	FIXED	12/1/2033	5.7000%	200,000	212,369
PeaceHealth Obligated Group	FIXED	11/15/2028	4.3350%	70,000	70,738
PFS Financing Corp	FIXED	2/15/2029	4.9500%	420,000	425,310
PFS Financing Corp	FIXED	8/15/2029	4.7500%	105,000	106,431
PHEAA Student Loan Trust 2014-2	FLOATING	2/25/2043	4.5587%	304,126	301,525
Phillips 66	FIXED	3/15/2028	3.9000%	250,000	251,888
Phillips 66 Co	FIXED	6/15/2031	5.2500%	250,000	260,703

Phillips 66 Co	FIXED	3/1/2028	3.7500%	150,000	150,885
Plains All American Pipeline LP / PAA Finance Corp	FIXED	1/15/2031	4.7000%	155,000	158,302
Plains All American Pipeline LP / PAA Finance Corp	FIXED	12/15/2029	3.5500%	70,000	68,165
PNC Financial Services Group Inc/The	VARIABLE	5/13/2031	4.8990%	140,000	144,338
PNC Financial Services Group Inc/The	VARIABLE	1/29/2031	5.2220%	130,000	137,479
PNC Financial Services Group Inc/The	VARIABLE	10/20/2027	6.6150%	100,000	103,306
PNC Financial Services Group Inc/The	VARIABLE	7/23/2027	5.1020%	230,000	236,440
Porsche Innovative Lease Owner Trust 2025-1	FIXED	10/20/2028	4.6100%	305,000	308,919
PPG Industries Inc	FIXED	3/15/2031	4.3750%	195,000	196,302
PPG Industries Inc	FIXED	8/15/2029	2.8000%	140,000	135,384
Realty Income Corp	FIXED	2/1/2029	3.9500%	80,000	80,529
Regions Financial Corp	FIXED	8/12/2028	1.8000%	390,000	371,478
Revvity Inc	FIXED	9/15/2028	1.9000%	380,000	359,609
ROCK Trust 2024-CNTR	FIXED	11/13/2041	5.3883%	330,000	340,723
Rogers Communications Inc	FIXED	3/15/2027	3.2000%	230,000	229,891
Rogers Communications Inc	FIXED	3/15/2027	3.2000%	240,000	239,887
Roper Technologies Inc	FIXED	9/15/2030	4.4500%	120,000	122,729
Roper Technologies Inc	FIXED	10/15/2029	4.5000%	120,000	122,394
RTX Corp	FIXED	11/16/2028	4.1250%	80,000	80,707
RTX Corp	FIXED	5/4/2027	3.1250%	340,000	338,099
Ryder System Inc	FIXED	3/1/2027	2.8500%	240,000	239,193
Ryder System Inc	FIXED	3/15/2027	5.3000%	80,000	82,402
Sabine Pass Liquefaction LLC	FIXED	3/15/2028	4.2000%	200,000	202,713
Santander Drive Auto Receivables Trust 2023-5	FIXED	9/15/2028	6.0200%	110,980	111,588
Santander Drive Auto Receivables Trust 2025-3	FIXED	1/15/2030	4.3800%	285,000	286,939
Sealed Air Corp	FIXED	10/15/2026	1.5730%	210,000	206,222
SFS Auto Receivables Securitization Trust 2024-1	FIXED	5/21/2029	4.9500%	340,414	343,014
SFS Auto Receivables Securitization Trust 2024-2	FIXED	11/20/2029	5.3300%	396,091	401,017
SFS Auto Receivables Securitization Trust 2025-3	FIXED	4/21/2031	4.1200%	275,000	276,594
Sherwin-Williams Co/The	FIXED	8/15/2030	4.5000%	120,000	123,509
Sherwin-Williams Co/The	FIXED	8/15/2029	2.9500%	80,000	77,589
Sherwin-Williams Co/The	FIXED	8/15/2028	4.3000%	180,000	184,410
Sherwin-Williams Co/The	FIXED	6/1/2027	3.4500%	70,000	69,674

SHR Trust 2024-LXRY	FLOATING	10/15/2041	5.7001%	455,000	457,172
SHRN Trust 2025-MF18	FLOATING	10/15/2040	4.9501%	240,000	240,710
SHRN Trust 2025-MF18	FLOATING	10/15/2040	4.9501%	280,000	280,828
SLM Student Loan Trust 2003-10	FLOATING	12/17/2068	5.0638%	496,078	495,195
SLM Student Loan Trust 2003-10	FLOATING	12/17/2068	5.0638%	498,418	497,531
SMRT 2022-MINI	FLOATING	1/15/2039	4.7510%	165,000	165,370
SMRT 2022-MINI	FLOATING	1/15/2039	4.7510%	110,000	110,247
Smurfit Kappa Treasury ULC	FIXED	1/15/2030	5.2000%	210,000	221,535
Starbucks Corp	FIXED	5/15/2028	4.5000%	200,000	203,204
Steel Dynamics Inc	FIXED	12/15/2028	4.0000%	70,000	70,264
Stellantis Financial Enhanced Lease Trust 2025-A	FIXED	7/20/2028	4.4700%	390,000	393,254
Stellantis Financial Enhanced Lease Trust 2025-B	FIXED	1/22/2029	4.2700%	290,000	291,970
Stellantis Financial Enhanced Lease Trust 2025-C	FIXED	4/20/2029	4.1100%	530,000	532,134
Sumitomo Mitsui Financial Group Inc	FIXED	9/14/2028	5.7160%	200,000	211,776
Sumitomo Mitsui Financial Group Inc	FIXED	9/17/2028	1.9020%	200,000	190,089
SWCH Commercial Mortgage Trust 2025-DATA	FLOATING	2/15/2042	5.1930%	265,000	263,182
SWCH Commercial Mortgage Trust 2025-DATA	FLOATING	2/15/2042	5.1930%	165,000	163,868
Synchrony Card Funding LLC	FIXED	10/15/2029	5.7400%	560,000	569,494
Synchrony Card Funding LLC	FIXED	3/15/2030	5.0400%	285,000	289,622
Take-Two Interactive Software Inc	FIXED	6/12/2029	5.4000%	195,000	202,395
Take-Two Interactive Software Inc	FIXED	3/28/2028	4.9500%	280,000	289,057
TCO 2024-DPM A	FLOATING	12/15/2039	4.9930%	370,000	371,675
TCO 2024-DPM A	FLOATING	12/15/2039	4.9930%	260,000	261,177
Tesla Auto Lease Trust 2024-A	FIXED	6/21/2027	5.3000%	137,366	138,035
Tesla Electric Vehicle Trust 2023-1	FIXED	6/20/2028	5.3800%	378,666	382,139
T-Mobile USA Inc	FIXED	2/15/2031	2.5500%	260,000	240,230
T-Mobile USA Inc	FIXED	3/15/2029	2.4000%	220,000	210,049
T-Mobile USA Inc	FIXED	4/15/2030	3.8750%	190,000	188,595
T-Mobile USA Inc	FIXED	2/15/2026	2.2500%	80,000	80,497
T-Mobile USA Inc	FIXED	4/15/2026	2.6250%	160,000	160,253
Towd Point Mortgage Trust 2017-6	VARIABLE	10/25/2057	2.7500%	76,916	76,092
Towd Point Mortgage Trust 2018-2	VARIABLE	3/25/2058	3.2500%	46,626	46,341
Towd Point Mortgage Trust 2018-2	VARIABLE	3/25/2058	3.2500%	98,922	98,319

Towd Point Mortgage Trust 2018-3	VARIABLE	5/25/2058	3.7500%	142,001	140,368
Towd Point Mortgage Trust 2018-3	VARIABLE	5/25/2058	3.7500%	140,226	138,614
Towd Point Mortgage Trust 2019-4	VARIABLE	10/25/2059	2.9000%	488,832	472,826
Towd Point Mortgage Trust 2021-1	VARIABLE	11/25/2061	2.2500%	321,224	303,507
Towd Point Mortgage Trust 2022-1	VARIABLE	7/25/2062	3.7500%	595,540	574,570
Towd Point Mortgage Trust 2022-4	FIXED	9/25/2062	3.7500%	527,091	509,916
Toyota Auto Loan Extended Note Trust 2024-1	FIXED	11/25/2036	5.1600%	1,045,000	1,084,436
Toyota Auto Loan Extended Note Trust 2025-1	FIXED	5/25/2038	4.6500%	660,000	674,269
Toyota Auto Receivables 2024-C Owner Trust	FIXED	3/15/2029	4.8800%	260,000	263,298
Toyota Auto Receivables 2025-B Owner Trust	FIXED	11/15/2029	4.3400%	290,000	292,866
Toyota Lease Owner Trust 2025-B	FIXED	11/20/2028	3.9600%	280,000	281,076
Trane Technologies Financing Ltd	FIXED	3/21/2029	3.8000%	100,000	100,394
Truist Bank	FIXED	3/11/2030	2.2500%	250,000	230,888
Truist Financial Corp	VARIABLE	5/20/2031	5.0710%	110,000	113,739
Truist Financial Corp	VARIABLE	1/26/2029	4.8730%	250,000	259,279
UBS Commercial Mortgage Trust 2017-C3	FIXED	8/15/2050	3.1670%	520,000	516,219
UBS Commercial Mortgage Trust 2017-C6	FIXED	12/15/2050	3.5795%	545,000	537,743
UBS Commercial Mortgage Trust 2017-C7	FIXED	12/15/2050	3.6790%	485,000	482,554
UBS Commercial Mortgage Trust 2018-C8	FIXED	2/15/2051	3.9830%	600,000	598,570
UDR Inc	FIXED	1/15/2030	3.2000%	270,000	263,623
UDR Inc	FIXED	1/15/2028	3.5000%	200,000	201,008
UDR Inc	FIXED	1/26/2029	4.4000%	80,000	81,934
USAA Auto Owner Trust 2024-A	FIXED	3/15/2029	5.0300%	324,381	327,654
USAA Auto Owner Trust 2025-A	FIXED	12/17/2029	3.9500%	280,000	281,225
Ventas Realty LP	FIXED	1/15/2029	4.4000%	150,000	153,750
Ventas Realty LP	FIXED	4/1/2027	3.8500%	100,000	100,712
Ventas Realty LP	FIXED	1/15/2029	4.4000%	80,000	82,000
Ventas Realty LP	FIXED	3/1/2028	4.0000%	100,000	101,231
Verizon Communications Inc	FIXED	3/15/2032	2.3550%	623,000	554,165
Verizon Communications Inc	FIXED	3/22/2028	2.1000%	310,000	299,503
Verizon Master Trust	FIXED	8/20/2030	4.1700%	765,000	770,707
Verizon Master Trust	FIXED	11/20/2029	5.6700%	490,000	498,714
Verizon Master Trust	FIXED	8/20/2031	3.9600%	215,000	215,817

Verizon Master Trust Series 2024-5	FIXED	6/21/2032	5.0000%	505,000	521,537
Volkswagen Auto Lease Trust 2025-A	FIXED	6/20/2028	4.5000%	370,000	374,226
Volkswagen Auto Lease Trust 2025-B	FIXED	1/22/2029	4.0100%	210,000	211,098
Volkswagen Auto Loan Enhanced Trust 2025-2	FIXED	3/20/2030	3.9200%	460,000	461,777
Volkswagen Group of America Finance LLC	FIXED	6/8/2027	4.3500%	200,000	200,879
Volkswagen Group of America Finance LLC	FIXED	9/12/2028	5.6500%	450,000	471,788
Volkswagen Group of America Finance LLC	FIXED	9/12/2026	5.7000%	240,000	246,648
Volkswagen Group of America Finance LLC	FIXED	8/15/2027	4.8500%	200,000	205,599
Vulcan Materials Co	FIXED	12/1/2029	4.9500%	110,000	113,388
Warnermedia Holdings Inc	FIXED	3/15/2027	3.7550%	54,000	54,234
Warnermedia Holdings Inc	FIXED	3/15/2032	4.2790%	128,000	113,974
Warnermedia Holdings Inc	FIXED	3/15/2029	4.0540%	260,000	254,654
Warnermedia Holdings Inc	FIXED	3/15/2027	3.7550%	98,000	98,424
WEC Energy Group Inc	FIXED	10/15/2027	1.3750%	130,000	124,652
Wells Fargo Commercial Mortgage Trust 2016-C35	FIXED	7/15/2048	2.6740%	523,771	522,466
Wells Fargo Commercial Mortgage Trust 2016-LC24	FIXED	10/15/2049	2.6840%	600,158	597,422
Wells Fargo Commercial Mortgage Trust 2016-NXS6	FIXED	11/15/2049	2.6420%	458,834	458,920
Wells Fargo Commercial Mortgage Trust 2017-C38	FIXED	7/15/2050	3.1900%	350,675	347,363
Wells Fargo Commercial Mortgage Trust 2017-C39	FIXED	9/15/2050	3.1570%	305,000	300,907
Wells Fargo Commercial Mortgage Trust 2017-C39	FIXED	9/15/2050	3.4180%	515,000	507,545
Wells Fargo Commercial Mortgage Trust 2017-C39	FIXED	9/15/2050	3.1570%	635,000	626,479
Wells Fargo Commercial Mortgage Trust 2017-C40	FIXED	10/15/2050	3.3170%	760,000	752,784
Wells Fargo Commercial Mortgage Trust 2018-C43	VARIABLE	3/15/2051	4.0120%	1,020,000	1,019,024
Welltower OP LLC	FIXED	1/15/2032	2.7500%	120,000	110,842
Weyerhaeuser Co	FIXED	5/15/2026	4.7500%	100,000	100,812
WFCIT 2024-A1 A	FIXED	2/15/2029	4.9400%	285,000	289,407
WHARF Commercial Mortgage Trust 2025-DC	VARIABLE	7/15/2040	5.3495%	350,000	361,509
Wheels Fleet Lease Funding 1 LLC	FIXED	4/18/2038	5.8000%	131,239	132,351
Wheels Fleet Lease Funding 1 LLC	FIXED	4/18/2038	5.8000%	152,603	153,897
Wheels Fleet Lease Funding 1 LLC	FIXED	5/18/2040	4.4100%	205,000	206,977
Wheels Fleet Lease Funding 1 LLC	FIXED	8/18/2038	6.4600%	358,762	363,809

Wheels Fleet Lease Funding 1 LLC	FIXED	2/18/2039	5.4900%	144,153	146,224
Williams Cos Inc/The	FIXED	3/15/2033	5.6500%	170,000	181,920
Williams Cos Inc/The	FIXED	3/15/2029	4.9000%	90,000	93,233
Williams Cos Inc/The	FIXED	3/15/2029	4.9000%	90,000	93,233
WMRK Commercial Mortgage Trust 2022-WMRK	FLOATING	11/15/2027	6.5391%	310,534	313,251
World Omni Auto Receivables Trust 2024-B	FIXED	9/17/2029	5.2700%	325,379	329,142
World Omni Auto Receivables Trust 2024-C	FIXED	12/17/2029	4.4300%	475,000	478,783
World Omni Auto Receivables Trust 2025-B	FIXED	9/16/2030	4.3400%	460,000	465,000
World Omni Auto Receivables Trust 2025-C	FIXED	11/15/2030	4.0800%	225,000	226,713
World Omni Auto Receivables Trust 2025-D	FIXED	3/17/2031	3.9500%	460,000	462,216
World Omni Select Auto Trust 2024-A	FIXED	2/15/2030	4.9800%	280,000	282,023
WRKCo Inc	FIXED	6/1/2028	3.9000%	200,000	199,659
TOTAL CORPORATE DEBT INSTRUMENTS - ALL OTHER					146,367,730

TOTAL - INVESTMENT CONTRACTS					$379,624,943
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE					$14,176,549
TOTAL - INVESTMENT CONTRACTS AT CONTRACT VALUE					$393,801,492

AEP RETIREMENT SAVINGS 401(K) PLAN
Plan #002 EIN #13-4922641
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
DECEMBER 31, 2025

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	MONEY MARKET FUND
	JP MORGAN US GOVT MM FUND 3164		$33,411,748
	TOTAL MONEY MARKET FUND		$33,411,748

	COMMON / COLLECTIVE TRUSTS
*	BK OF NY MELLON/EB DL NON SL MID CA		$497,527,654
*	BK OF NY MELLON/EB DL NON SL SMALL		184,851,859
*	BK OF NY MELLON/EB DL NON SL STK IX		1,636,050,967
*	BK OF NY MELLON/EB DL NON-SL AGGREG		563,690,929
*	BK OF NY MELLON/EB DL NON-SL TREAS		25,940,172
*	BK OF NY MELLON/MELLON BK DL NON-SL INTL STK INDEX		808,582,002
*	BK OF NY MELLON/MELLON BK EB DL NON-SL EMERG MKTS		78,733,000
	JPM STRATEGIC PROPERTY FUND AEP		100,832,017
	METWEST TOTAL RETURN BD FD CL C		65,767,921
	SANDS CAP COLLECTIVE INVT TR INTL GROWTH CIT CL C		25,266,348
	WILLIAM BLAIR COLLECTIVE INVT TR LARGE CAP GR INVT FD CLA		220,689,466
	WILLIAM BLAIR SMID G		46,456,678
	CONESTOGA SMID GR		46,320,299
	TOTAL COMMON / COLLECTIVE TRUSTS		$4,300,709,312

	AEP STOCK
*	AMERICAN ELECTRIC POWER CO INC		$284,635,701
	TOTAL AEP STOCK		$284,635,701

	CORPORATE STOCKS
	3M CO		$187,637
	A O SMITH CORP		115,903
	ABBVIE INC		544,035
	ABM INDUSTRIES INC		200,671
	ACADEMY SPORTS & OUTDOORS INC		270,983
	ACUITY INC		192,621
	ADIDAS AG ADR		1,351,576
	ADVANCED MICRO DEVICES INC		3,340,254
	AECOM		201,242
	AERCAP HOLDINGS NV		576,046
	AES CORP/THE		2,408,762
	AGCO CORP		175,884
	AGILENT TECHNOLOGIES INC		486,450
	ALBERTSONS COS INC		2,055,077
	ALIGN TECHNOLOGY INC		165,675
	ALLEGION PLC		345,507
	ALLIANT ENERGY CORP		1,023,257
	ALLISON TRANSMISSION HOLDINGS		215,674
	ALLY FINANCIAL INC		624,866

ALPHABET INC	8,384,108
ALPHABET INC	8,381,201
ALPHABET INC	2,713,710
ALPHABET INC	1,077,972
ALTRIA GROUP INC	497,145
AMAZON.COM INC	15,895,188
AMCOR PLC	108,428
AMERIPRISE FINANCIAL INC	583,995
AMETEK INC	488,638
AMPHENOL CORP	2,219,134
AMPHENOL CORP	1,102,742
APPLE INC	13,796,895
APPLIED MATERIALS INC	1,757,812
APPLOVIN CORP	2,354,327
ARAMARK	168,229
ARCHROCK INC	191,767
ARCOSA INC	797,932
ARES CAPITAL CORP	183,446
ARES MANAGEMENT CORP	319,219
ARISTA NETWORKS INC	1,039,985
ARROW ELECTRONICS INC	214,851
ASSURANT INC	240,850
ASSURED GUARANTY LTD	402,707
AUTODESK INC	1,056,756
AUTOLIV INC	190,632
AUTONATION INC	594,456
AVANTOR INC	111,724
AVNET INC	199,099
AXCELIS TECHNOLOGIES INC	196,753
AXIS CAPITAL HOLDINGS LTD	232,814
AXON ENTERPRISE INC	1,023,410
AXON ENTERPRISE INC	366,315
AXOS FINANCIAL INC	192,481
AZZ INC	148,016
BAKER HUGHES CO	165,811
BANK OF AMERICA CORP	2,157,925
BERKSHIRE HATHAWAY INC	2,739,443
BGC GROUP INC	168,482
BIOGEN INC	195,349
BJ'S WHOLESALE CLUB HOLDINGS I	519,023
BLUE OWL CAPITAL CORP	161,441
BLUE OWL CAPITAL INC	351,314
BOEING CO/THE	3,703,416
BOISE CASCADE CO	202,842
BOOKING HOLDINGS INC	610,508
BOOT BARN HOLDINGS INC	508,763
BORGWARNER INC	191,235
BOSTON SCIENTIFIC CORP	1,549,247
BOYD GAMING CORP	627,707
BOYD GAMING CORP	216,339
BP PLC ADR	180,006
BP PLC ADR	1,754,386
BRINK'S CO/THE	362,447
BRISTOL-MYERS SQUIBB CO	587,838
BROADCOM INC	11,682,952

BUILDERS FIRSTSOURCE INC	100,935
BUILDERS FIRSTSOURCE INC	282,433
BUNGE GLOBAL SA	111,261
BURLINGTON STORES INC	1,096,186
CADENCE BANK	238,447
CADENCE BANK	601,259
CADENCE DESIGN SYSTEMS INC	1,017,448
CADENCE DESIGN SYSTEMS INC	4,017,591
CAPITAL ONE FINANCIAL CORP	2,164,275
CARDINAL HEALTH INC	555,261
CARGURUS INC	327,471
CARLISLE COS INC	193,835
CARNIVAL CORP	241,877
CARNIVAL CORP	688,463
CASEY'S GENERAL STORES INC	588,083
CATALYST PHARMACEUTICALS INC	134,602
CAVCO INDUSTRIES INC	289,463
CDW CORP/DE	154,178
CENCORA INC	502,572
CENTENE CORP	335,002
CF INDUSTRIES HOLDINGS INC	114,463
CH ROBINSON WORLDWIDE INC	344,509
CHECK POINT SOFTWARE TECHNOLOG	276,484
CHECK POINT SOFTWARE TECHNOLOG	1,768,387
CHORD ENERGY CORP	191,055
CIENA CORP	260,765
CIRRUS LOGIC INC	184,031
CISCO SYSTEMS INC	1,098,448
CITIGROUP INC	2,256,785
CITIGROUP INC	626,159
CIVITAS RESOURCES INC	175,950
CMS ENERGY CORP	1,006,642
COCA-COLA CONSOLIDATED INC	498,532
COGNIZANT TECHNOLOGY SOLUTIONS	1,162,332
COHERENT CORP	592,470
COLUMBIA BANKING SYSTEM INC	202,805
COMMERCIAL METALS CO	261,790
CONCENTRIX CORP	152,308
CONSTELLATION ENERGY CORP	3,475,824
CONSTRUCTION PARTNERS INC	753,337
CORE & MAIN INC	201,540
COSTCO WHOLESALE CORP	3,295,001
COTERRA ENERGY INC	2,117,049
COVISTA INC	281,128
CRANE CO	497,961
CROWDSTRIKE HOLDINGS INC	3,172,099
CROWN HOLDINGS INC	231,785
CSX CORP	205,030
CSX CORP	2,237,894
CUMMINS INC	198,565
CURTISS-WRIGHT CORP	1,094,822
CURTISS-WRIGHT CORP	901,326
CUSHMAN & WAKEFIELD LTD	732,678
CVS HEALTH CORP	537,743
DATADOG INC	1,443,942

DAVITA INC	510,677
DAVITA INC	151,897
DELL TECHNOLOGIES INC	1,033,349
DEVON ENERGY CORP	176,703
DEXCOM INC	1,388,792
DILLARD'S INC	499,018
DOORDASH INC	737,192
DOUBLEVERIFY HOLDINGS INC	136,067
DOVER CORP	203,831
DR HORTON INC	406,885
DROPBOX INC	1,029,406
DTE ENERGY CO	292,914
EAST WEST BANCORP INC	383,812
EASTMAN CHEMICAL CO	112,213
EDWARDS LIFESCIENCES CORP	2,288,622
ELEMENT SOLUTIONS INC	211,915
ELI LILLY & CO	9,680,717
EMCOR GROUP INC	190,878
EMERSON ELECTRIC CO	195,231
ENERSYS	340,313
EOG RESOURCES INC	174,842
EOS ENERGY ENTERPRISES INC	392,906
EPAM SYSTEMS INC	269,827
EQT CORP	2,122,828
EQUITABLE HOLDINGS INC	117,171
ESSENT GROUP LTD	219,019
ESSENTIAL PROPERTIES REALTY TR	173,007
EURONET WORLDWIDE INC	160,288
EVERCORE INC	720,309
EVERGY INC	1,007,249
EVERGY INC	278,289
EXPEDIA GROUP INC	641,414
F&G ANNUITIES & LIFE INC	17,060
FABRINET	973,844
FABRINET	157,072
FEDERAL AGRICULTURAL MORTGAGE	263,531
FIDELITY NATIONAL FINANCIAL IN	503,975
FIDELITY NATIONAL INFORMATION	2,357,004
FIRST ADVANTAGE CORP	218,633
FIRST AMERICAN FINANCIAL CORP	305,480
FIRST HORIZON CORP	175,498
FIRST INDUSTRIAL REALTY TRUST	184,180
FIRSTCASH HOLDINGS INC	585,562
FIRSTENERGY CORP	297,138
FLEX LTD	386,205
FLEX LTD	1,546,752
FLOOR & DECOR HOLDINGS INC	290,750
FLOWSERVE CORP	793,013
FRANKLIN RESOURCES INC	571,568
FRONTDOOR INC	497,922
GAP INC/THE	183,424
GARMIN LTD	623,561
GATES INDUSTRIAL CORP PLC	184,191
GCI LIBERTY INC SR ESCROW	—
GE AEROSPACE	4,030,265

GE HEALTHCARE TECHNOLOGIES INC	554,783
GE HEALTHCARE TECHNOLOGIES INC	2,033,686
GE VERNOVA INC	290,839
GEN DIGITAL INC	444,665
GENERAL MOTORS CO	2,147,661
GENERAL MOTORS CO	603,069
GENUINE PARTS CO	177,431
GIBRALTAR INDUSTRIES INC	145,304
GILDAN ACTIVEWEAR INC	613,670
GILEAD SCIENCES INC	529,132
GOLDMAN SACHS GROUP INC/THE	558,165
GOLDMAN SACHS GROUP INC/THE	2,320,560
GRAND CANYON EDUCATION INC	357,567
GRANITE CONSTRUCTION INC	336,245
GREEN BRICK PARTNERS INC	142,552
GROUP 1 AUTOMOTIVE INC	251,319
HALLIBURTON CO	181,486
HALLIBURTON CO	245,466
HALOZYME THERAPEUTICS INC	179,691
HANCOCK WHITNEY CORP	230,140
HARMONY BIOSCIENCES HOLDINGS I	178,082
HARTFORD INSURANCE GROUP INC/T	570,079
HASBRO INC	600,568
HCA HEALTHCARE INC	513,546
HELIOS TECHNOLOGIES INC	710,615
HERC HOLDINGS INC	827,219
HEXCEL CORP	731,241
HILTON WORLDWIDE HOLDINGS INC	2,671,425
HNI CORP	220,416
HOME BANCSHARES INC/AR	186,876
HOULIHAN LOKEY INC	171,055
HUBBELL INC	1,421,152
HUNTINGTON INGALLS INDUSTRIES	1,800,671
HURON CONSULTING GROUP INC	355,330
ICON PLC	264,948
INCYTE CORP	2,323,564
INGREDION INC	113,237
INGREDION INC	273,114
INSTALLED BUILDING PRODUCTS IN	109,203
INTERDIGITAL INC	1,043,331
INTERDIGITAL INC	217,454
INTUIT INC	1,137,375
INTUITIVE SURGICAL INC	2,751,943
INVESCO LTD	603,658
IQVIA HOLDINGS INC	778,792
JABIL INC	1,171,567
JACKSON FINANCIAL INC	609,611
JACOBS SOLUTIONS INC	175,377
JACOBS SOLUTIONS INC	182,530
JAZZ PHARMACEUTICALS PLC	529,380
JEFFERIES FINANCIAL GROUP INC	156,536
JOHNSON & JOHNSON	514,892
JONES LANG LASALLE INC	379,875
KBR INC	232,034
KEYSIGHT TECHNOLOGIES INC	1,083,612

KEYSIGHT TECHNOLOGIES INC	2,488,062
KIMCO REALTY CORP	190,335
KINDER MORGAN INC	2,369,638
KLA CORP	1,183,488
KONTOOR BRANDS INC	225,972
KORN FERRY	166,568
KYNDRYL HOLDINGS INC	1,992,133
KYNDRYL HOLDINGS INC	136,173
LABCORP HOLDINGS INC	475,919
LAM RESEARCH CORP	1,146,050
LAMAR ADVERTISING CO	190,376
LAS VEGAS SANDS CORP	594,402
LAUREATE EDUCATION INC	420,269
LCI INDUSTRIES	229,454
LEAR CORP	210,176
LEAR CORP	201,811
LEGALZOOM.COM INC	263,999
LEIDOS HOLDINGS INC	1,037,300
LIFE TIME GROUP HOLDINGS INC	632,551
LINCOLN ELECTRIC HOLDINGS INC	784,821
LITHIA MOTORS INC	291,786
LITTELFUSE INC	133,795
LIVERAMP HOLDINGS INC	148,319
LOUISIANA-PACIFIC CORP	109,268
LYONDELLBASELL INDUSTRIES NV	111,801
MACY'S INC	550,897
MAGNITE INC	417,403
MAPLEBEAR INC	223,641
MARVELL TECHNOLOGY INC	688,763
MARVELL TECHNOLOGY INC	2,148,719
MASCO CORP	199,074
MASCO CORP	693,301
MASTERCARD INC	4,978,074
MATSON INC	217,324
MATSON INC	217,324
MAXIMUS INC	256,198
MCKESSON CORP	492,174
MERCADOLIBRE INC	1,117,914
MERCK & CO INC	665,348
META PLATFORMS INC	8,925,077
META PLATFORMS INC	1,192,783
METHANEX CORP	301,515
METLIFE INC	588,813
MICROSOFT CORP	14,841,331
MICROSOFT CORP	1,079,440
MIDDLEBY CORP/THE	206,503
MIRION TECHNOLOGIES INC	550,370
MODINE MANUFACTURING CO	160,212
MOHAWK INDUSTRIES INC	1,748,254
MOLINA HEALTHCARE INC	170,416
MONOLITHIC POWER SYSTEMS INC	1,044,127
MOSAIC CO/THE	107,152
MUELLER INDUSTRIES INC	203,311
MURPHY OIL CORP	180,781
MURPHY USA INC	321,605

NASDAQ INC	1,011,609
NESTLE SA ADR	1,824,467
NETAPP INC	242,452
NETAPP INC	1,072,506
NETFLIX INC	5,242,122
NEUROCRINE BIOSCIENCES INC	166,934
NEW YORK TIMES CO/THE	649,008
NEWMONT CORP	1,440,336
NEXTPOWER INC	1,080,251
NISOURCE INC	192,806
NOV INC	184,997
NRG ENERGY INC	290,931
NUCOR CORP	111,893
NUCOR CORP	710,344
NVIDIA CORP	19,722,935
OCCIDENTAL PETROLEUM CORP	177,351
OGE ENERGY CORP	139,971
OPTION CARE HEALTH INC	307,290
ORACLE CORP	2,467,171
O'REILLY AUTOMOTIVE INC	1,970,683
OSHKOSH CORP	184,299
OVINTIV INC	172,122
OWENS CORNING	103,517
PACKAGING CORP OF AMERICA	112,808
PARKER-HANNIFIN CORP	646,036
PARKER-HANNIFIN CORP	199,524
PAYCHEX INC	1,125,614
PEGASYSTEMS INC	243,478
PENNYMAC FINANCIAL SERVICES IN	246,145
PERFORMANCE FOOD GROUP CO	697,779
PERMIAN RESOURCES CORP	182,166
PFIZER INC	528,129
PINNACLE FINANCIAL PARTNERS IN	199,979
PPL CORP	296,094
PREFERRED BANK/LOS ANGELES CA	210,768
PRIMO BRANDS CORP	156,911
PRINCIPAL FINANCIAL GROUP INC	610,590
PRUDENTIAL FINANCIAL INC	573,318
PUBLIC SERVICE ENTERPRISE GROU	2,708,519
PVH CORP	438,311
QNITY ELECTRONICS INC	105,002
QORVO INC	247,192
QUALCOMM INC	2,482,791
QUEST DIAGNOSTICS INC	331,269
QXO INC	1,850,200
RALPH LAUREN CORP	617,403
RANGE RESOURCES CORP	215,086
REGENERON PHARMACEUTICALS INC	3,353,775
REGENERON PHARMACEUTICALS INC	578,131
REGIONS FINANCIAL CORP	589,588
RELIANCE INC	106,304
RELIANCE INC	211,742
RENAISSANCERE HOLDINGS LTD	432,705
ROBINHOOD MARKETS INC	573,983
ROCKET COS INC	657,756

ROCKWELL AUTOMATION INC	480,501
ROYAL CARIBBEAN CRUISES LTD	202,217
ROYAL GOLD INC	150,490
ROYALTY PHARMA PLC	569,206
RYDER SYSTEM INC	196,175
SALESFORCE INC	2,539,162
SANDISK CORP/DE	283,669
SEAGATE TECHNOLOGY HOLDINGS PL	1,105,691
SENSATA TECHNOLOGIES HOLDING P	279,969
SERVICENOW INC	2,702,578
SHARKNINJA INC	617,688
SHARKNINJA INC	499,969
SHELL PLC ADR	184,655
SHOPIFY INC	3,065,030
SLB LTD	191,516
SLM CORP	572,157
SM ENERGY CO	173,349
SNAP-ON INC	189,875
SNOWFLAKE INC	3,717,713
SOLVENTUM CORP	532,968
SONOCO PRODUCTS CO	120,534
SOUTH BOW CORP	240,610
SOUTHWEST AIRLINES CO	2,695,749
SOUTHWEST GAS HOLDINGS INC	289,432
SPOTIFY TECHNOLOGY SA	1,623,665
SS&C TECHNOLOGIES HOLDINGS INC	227,379
SS&C TECHNOLOGIES HOLDINGS INC	1,131,302
STATE STREET CORP	612,410
STEEL DYNAMICS INC	110,990
STERLING INFRASTRUCTURE INC	158,627
STEVEN MADDEN LTD	199,622
STIFEL FINANCIAL CORP	147,760
STONEX GROUP INC	301,847
SYNCHRONY FINANCIAL	606,202
SYNCHRONY FINANCIAL	416,733
TAIWAN SEMICONDUCTOR MANUFACTU ADR	3,500,509
TALEN ENERGY CORP	307,369
TALEN ENERGY CORP	151,061
TAPESTRY INC	620,451
TAYLOR MORRISON HOME CORP	201,159
TD SYNNEX CORP	460,305
TD SYNNEX CORP	1,078,501
TE CONNECTIVITY PLC	1,100,921
TECHNIPFMC PLC	778,240
TECHNIPFMC PLC	507,316
TELEFLEX INC	556,380
TENET HEALTHCARE CORP	375,581
TENET HEALTHCARE CORP	495,806
TESLA INC	8,233,024
TEVA PHARMACEUTICAL INDUSTRIES ADR	3,334,789
TEXAS INSTRUMENTS INC	1,851,312
TIMKEN CO/THE	203,763
T-MOBILE US INC	298,672
TOAST INC	1,381,836
TOLL BROTHERS INC	623,364

TOPBUILD CORP	180,643
TOTALENERGIES SE	182,064
TWILIO INC	366,552
UBER TECHNOLOGIES INC	1,918,714
UBER TECHNOLOGIES INC	571,643
UFP INDUSTRIES INC	114,632
UGI CORP	288,960
UNITED PARCEL SERVICE INC	200,959
UNITED RENTALS INC	194,237
UNITED THERAPEUTICS CORP	538,899
UNIVERSAL HEALTH SERVICES INC	275,359
UNUM GROUP	547,228
UNUM GROUP	179,645
UPWORK INC	377,472
URBAN OUTFITTERS INC	582,061
URBAN OUTFITTERS INC	228,941
US FOODS HOLDING CORP	375,847
VALLEY NATIONAL BANCORP	559,227
VALMONT INDUSTRIES INC	400,308
VALVOLINE INC	187,146
VERIZON COMMUNICATIONS INC	280,589
VERTEX PHARMACEUTICALS INC	2,590,046
VERTIV HOLDINGS CO	174,161
VIATRIS INC	605,008
VIPER ENERGY INC	419,406
VISA INC	5,417,417
VISTEON CORP	182,117
VONTIER CORP	179,394
VONTIER CORP	200,103
VOYA FINANCIAL INC	466,531
VOYA FINANCIAL INC	614,021
VULCAN MATERIALS CO	740,146
WALMART INC	4,308,113
WALT DISNEY CO/THE	2,571,202
WALT DISNEY CO/THE	3,280,103
WALT DISNEY CO/THE	656,680
WARNER BROS DISCOVERY INC	809,986
WEATHERFORD INTERNATIONAL PLC	191,972
WEATHERFORD INTERNATIONAL PLC	180,233
WEBSTER FINANCIAL CORP	223,878
WEC ENERGY GROUP INC	1,010,307
WELLS FARGO & CO	2,237,732
WESCO INTERNATIONAL INC	210,390
WESTERN ALLIANCE BANCORP	599,419
WEX INC	175,200
WHITE MOUNTAINS INSURANCE GROU	234,817
WILLIS TOWERS WATSON PLC	1,754,724
WINTRUST FINANCIAL CORP	204,277
WYNDHAM HOTELS & RESORTS INC	149,382
WYNN RESORTS LTD	532,340
XPO INC	383,946
ZIMMER BIOMET HOLDINGS INC	2,019,603
ZIONS BANCORP NA	595,001
ZIONS BANCORP NA	1,236,658
ZOOM COMMUNICATIONS INC	1,125,638

	TOTAL CORPORATE STOCKS	$455,137,837

	REGISTERED INVESTMENT COMPANIES
	DODGE & COX INTL STCK-X	$25,678,572
	TOTAL REGISTERED INVESTMENT COMPANIES	$25,678,572

	SELF DIRECTED BROKERAGE ACCOUNT
*	RETAIL MUTUAL FUNDS, EXCHANGE TRADED FUNDS, EQUITIES (OTHER THAN AEP STOCK) AND PREFERRED STOCK TRADED ON A NATIONAL SECURITIES EXCHANGE, AND FIXED INCOME SECURITIES (OTHER THAN THOSE ISSUED BY AN AFFILIATE OF THE COMPANY).	$149,520,188
	TOTAL SELF-DIRECTED BROKERAGE ACCOUNT	$149,520,188

	TOTAL ASSETS AT FAIR VALUE	$5,249,093,358

*	PARTICIPANT LOANS (Interest rates ranging from 4.25% to 10.5%, maturing through May 2048)	$63,012,706

	TOTAL NET ASSETS	$5,312,106,064

*	Party-in-interest to the Plan

Note: (d) Historical Cost is not required as all investments are participant-directed.

AEP RETIREMENT SAVINGS 401(K) PLAN
EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of BDO USA, P.C.